      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 9, 2000.
                                                   REGISTRATION NO. 333-
                                                   REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

           MIDWEST BANC HOLDINGS, INC.           MBHI CAPITAL TRUST I
            (Exact Name of Co-Registrants as Specified in Charters)

         DELAWARE                     36-3252484                     DELAWARE                   (APPLIED FOR)
     (State or Other               (I.R.S. Employer              (State or Other               (I.R.S. Employer
     Jurisdiction of            Identification Number)           Jurisdiction of            Identification Number)
     Incorporation or                                            Incorporation or
      Organization)                                               Organization)

                             501 WEST NORTH AVENUE
                          MELROSE PARK, ILLINOIS 60160
                                 (708) 865-1053
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                  Co-Registrants' Principal Executive Offices)

                               EDWARD H. SIBBALD
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             501 WEST NORTH AVENUE
                          MELROSE PARK, ILLINOIS 60160
                                 (708) 865-1053
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                    of Agent for Service for Co-Registrants)

                                   Copies to:

               JENNIFER R. EVANS, ESQ.                                       MATTHEW C. BOBA, ESQ.
                JENNIFER D. KING, ESQ.                                         CHAPMAN AND CUTLER
          VEDDER, PRICE, KAUFMAN & KAMMHOLZ                                     111 WEST MONROE
         222 NORTH LASALLE STREET, SUITE 2600                               CHICAGO, ILLINOIS 60603
               CHICAGO, ILLINOIS 60601                                           (312) 845-3000
                    (312) 609-7500

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                                                 PROPOSED          PROPOSED
                                                                  AMOUNT         MAXIMUM           MAXIMUM         AMOUNT OF
                   TITLE OF EACH CLASS OF                         TO BE          OFFERING         AGGREGATE       REGISTRATION
                SECURITIES TO BE REGISTERED                     REGISTERED    PRICE PER UNIT    OFFERING PRICE       FEE(1)
------------------------------------------------------------------------------------------------------------------------------
Cumulative Preferred Securities of MBHI Capital Trust I.....    1,000,000         $25.00         $25,000,000         $6,600
Junior Subordinated Debentures of Midwest Banc Holdings,
  Inc.(2)(3)
Guarantee of Preferred Securities(2)(4)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) The registration fee is calculated in accordance with Rule 457(i) and (n).
(2) This Registration Statement is deemed to cover the Junior Subordinated Debentures of Midwest Banc Holdings, Inc., the rights of holders of Junior Subordinated Debentures of Midwest Banc Holdings, Inc. under the Indenture, and the rights of holders of the Preferred Securities under the Trust Agreement, the Guarantee and the Expense Agreement entered into by Midwest Banc Holdings, Inc.
(3) The Junior Subordinated Debentures will be purchased by MBHI Capital Trust I with the proceeds of the sale of the Preferred Securities. Such securities may later be distributed for no additional consideration to the holders of the Preferred Securities of MBHI Capital Trust I upon its dissolution and the distribution of its assets.
(4) No separate consideration will be received for this Guarantee.

THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    SUBJECT TO COMPLETION, DATED MAY 9, 2000

                         1,000,000 PREFERRED SECURITIES

                              MBHI CAPITAL TRUST I
                           % CUMULATIVE PREFERRED SECURITIES
               FULLY, IRREVOCABLY AND UNCONDITIONALLY GUARANTEED
                           ON A SUBORDINATED BASIS BY

                      [MIDWEST BANC HOLDINGS, INC.] [LOGO]
                   ------------------------------------------

The preferred securities represent undivided beneficial interests in the assets of MBHI Capital Trust I. The trust will invest all of the proceeds of this
offering of preferred securities to purchase      % junior subordinated
debentures of Midwest Banc Holdings, Inc.

For each of the preferred securities that you own, you will receive cumulative
cash distributions at an annual rate of      % on March 31, June 30, September
30 and December 31 of each year, beginning September 30, 2000, from payments on the debentures. We may defer payments of distributions at any time for up to 20 consecutive quarters. The preferred securities are effectively subordinated to all senior and subordinated indebtedness of Midwest Banc Holdings and its subsidiaries. The debentures mature and the preferred securities must be
redeemed by             , 2030. The trust may redeem the preferred securities,
at a redemption price of $25 per preferred security plus accrued and unpaid
distributions, at any time on or after             , 2005, or earlier under
circumstances specified in this prospectus.

Application has been made to have the preferred securities listed on the American Stock Exchange under the symbol MBH.Pr.

INVESTING IN THE PREFERRED SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

THESE SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                   ------------------------------------------

                                                                PER PREFERRED
                                                                  SECURITY          TOTAL
                                                                -------------    -----------
Public offering price.......................................       $25.00        $25,000,000
Proceeds to the trust.......................................       $25.00        $25,000,000

This is a firm commitment underwriting. Midwest Banc Holdings will pay
underwriting commissions of $     per preferred security, or a total of
$            , for arranging the investment in its junior subordinated
debentures.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         HOWE BARNES INVESTMENTS, INC.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

            , 2000

                                     [MAP]

                 [Reflects locations of Midwest Banc Holdings' banking centers and lists addresses of same.]

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
Summary.....................................................      1
Selected Consolidated Financial Data........................      6
Risk Factors................................................      7
Special Note Regarding Forward-Looking Statements...........     12
Use of Proceeds.............................................     13
Capitalization..............................................     14
Accounting and Regulatory Treatment.........................     15
Management..................................................     16
Description of the Trust....................................     17
Description of the Preferred Securities.....................     18
Description of the Debentures...............................     29
Book-Entry Issuance.........................................     37
Description of the Guarantee................................     38
Relationship among the Preferred Securities, the Debentures
  and the Guarantee.........................................     41
Federal Income Tax Consequences.............................     42
ERISA Considerations........................................     45
Underwriting................................................     46
Legal Matters...............................................     47
Where You Can Find Information..............................     47
Experts.....................................................     47
Documents Incorporated by Reference.........................     48

                   ------------------------------------------

     You should only rely on the information contained or incorporated by reference in this prospectus. We have not, and our underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and our underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

     You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.

                      This page intentionally left blank.

                                    SUMMARY

     This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information set forth in this prospectus, our financial statements and the other information that is incorporated by reference in this prospectus.

                          MIDWEST BANC HOLDINGS, INC.

     We are a community-based bank holding company headquartered in Melrose Park, Illinois. We provide a wide range of community banking services, including traditional deposit and lending activities, personal and corporate trust services, residential mortgage origination, insurance and retail securities brokerage services.

     Our principal operating subsidiaries are four Illinois community banks. The banks operate out of 17 locations with 12 banking centers in the Chicago metropolitan area and five banking centers in Western Illinois. Our banks serve individuals, small- to medium-sized businesses, government and public entities and not-for-profit organizations. The markets served by our subsidiaries provide a mix of real estate, commercial, agricultural and consumer lending opportunities, as well as a stable core deposit base. The following table highlights information about our banks:

                                                            YEAR       BANKING            ASSETS (IN MILLIONS)
              BANK                     HEADQUARTERS      AFFILIATED    CENTERS    ATMS     AT MARCH 31, 2000
              ----                     ------------      ----------    -------    ----    --------------------
Midwest Bank and Trust Company...    Elmwood Park, IL       1959          5        11            $578.3
Midwest Bank of Hinsdale.........    Hinsdale, IL           1991          3         3            $285.6
Midwest Bank of McHenry County...    Union, IL              1987          4         3            $268.5
Midwest Bank of Western              Monmouth, IL
  Illinois.......................                           1993          5         8            $195.0

     In addition, two banks have subsidiaries that provide insurance and investment brokerage services, and we have a subsidiary that provides data processing services to the three banks operating within the Chicago metropolitan area.

     At March 31, 2000, we had $1.3 billion in assets, $690.9 million in loans, $985.9 million in deposits and $68.5 million in stockholders' equity. Our first quarter 2000 net income was $3.4 million, an increase of 34.9% over net income of $2.5 million for the quarter ended March 31, 1999. Basic and diluted earnings per share were $0.31 for the quarter ended March 31, 2000, compared to $0.23 for the similar period in 1999. Our return on average assets was 1.07% for the first quarter of 2000, up from 0.95% for the same period of 1999, while our return on average equity increased to 20.86% for the first quarter 2000 from 13.44% for the prior year period.

     Our common stock is quoted on the Nasdaq National Market under the symbol MBHI. Our executive offices are located at 501 W. North Avenue, Melrose Park, IL 60160 and our telephone number is (708) 865-1053.

     We have accomplished significant profitable growth within our markets over the past ten years. Total assets have increased from $341.5 million at December 31, 1989 to $1.3 billion at December 31, 1999, while net income has increased from $2.5 million for 1989 to $11.9 million for 1999. We attribute this success to our selective banking center expansion and our strategy to be positioned as a lower cost provider of premium rate deposits and competitively priced loan products within our core markets. The rate of growth in our total assets, loans, deposits and net income over the most recent one, three and ten-year periods are shown below:

                                                  1999 ANNUAL       THREE YEAR AVERAGE     TEN YEAR AVERAGE
                                               PERCENTAGE GROWTH    ANNUAL GROWTH RATE    ANNUAL GROWTH RATE
                                               -----------------    ------------------    ------------------
Total assets...............................          17.3%                19.9%                 26.8%
Total loans................................          23.9%                17.9%                 25.2%
Total deposits.............................          11.7%                12.8%                 21.6%
Net income.................................          14.3%                20.9%                 37.4%

     Our strategy is to continue to take advantage of opportunities to expand our business through internal growth as well as possible branch acquisitions, while maintaining our historically low net overhead ratio. We are seeking to increase loans as a percentage of total earning assets and to leverage our customer base by increasing our emphasis on fee-based products and services. Key aspects of our growth strategy include:

     - Increasing loan growth and net interest margins by leveraging our expertise and strong commercial customer base;

     - Building a well-defined sales and service culture to maximize revenues per household and ensure the highest levels of customer service;

     - Improving our overall revenue effectiveness and cost-efficiency, streamlining decision-making and further centralizing and standardizing critical support activities;

     - Accelerating fee income growth from nonbank financial services -- primarily insurance and investment brokerage; and

     - Expanding our market position through the opening of new banking centers and the highly selective acquisition of other banks and branches.

     As part of our expansion strategy, we opened new banking centers in McHenry, Island Lake, and Roselle, Illinois during the past 18 months, and acquired a banking center in Aledo, Illinois in December 1999. Also in 1999, we began a strategic repositioning to eliminate unprofitable operations, to enhance our revenues while managing our costs more effectively, and to realign certain management responsibilities to develop an orderly succession plan and streamline decision-making. To support our growth, over the last year we have added a senior credit officer, several experienced loan officers, a sales manager, two experienced banking center managers, an investment portfolio manager and a training officer.

                              MBHI CAPITAL TRUST I

     The trust is a newly formed financing subsidiary of Midwest Banc Holdings. Upon issuance of the preferred securities offered by this prospectus, the purchasers in this offering will own all of the issued and outstanding preferred securities of the trust. In exchange for our capital contribution to the trust, we will own all of the common securities of the trust. The trust exists exclusively for the following purposes:

     - issuing the preferred securities to the public for cash;

     - issuing the common securities to us;

     - investing the proceeds from the sale of the preferred and common
       securities in an equivalent amount of      % junior subordinated
       debentures due             , 2030, issued by us; and

     - engaging in activities that are incidental to those listed above.

     The trust's address is 501 West North Avenue, Melrose Park, Illinois 60160, and its telephone number is (708) 865-1053.

                                  THE OFFERING

The issuer...................  MBHI Capital Trust I

Securities being offered.....  1,000,000 preferred securities, which represent preferred undivided beneficial interests in the assets of the trust. Those assets will consist solely of the debentures and payments received on the debentures.

                               The trust will sell the preferred securities to the public for cash. The trust will use that cash to buy the debentures from us.

Offering price...............  $25 per preferred security.

When distributions will be
paid to you..................  If you purchase the preferred securities, you are entitled to receive cumulative cash distributions
                               at a      % annual rate. Distributions will
                               accumulate from the date the trust issues the preferred securities and are to be paid quarterly on March 31, June 30, September 30 and December 31 of each year beginning September 30, 2000. As long as the preferred securities are represented by a global security, the record date for distributions on the preferred securities will be the business day prior to the distribution date. We may defer the payment of cash distributions, as described below.

When the preferred securities
must be redeemed.............  The debentures will mature and the preferred
                               securities must be redeemed on             ,
                               2030. We have the option, however, to shorten the maturity date to a date not earlier than
                                           , 2005. We will not shorten the
                               maturity date unless we have received the prior approval of the Board of Governors of the Federal Reserve System, if required.

Redemption of the preferred
securities before
               , 2030 is
possible.....................  The trust must redeem the preferred securities when the debentures are paid at maturity or upon any earlier redemption of the debentures. We may redeem all or part of the debentures at any time
                               on or after             , 2005. In addition, we
                               may redeem, at any time, all of the debentures if:

                               - the interest we pay on the debentures is no
                                 longer deductible by us for federal tax
                                 purposes; or the trust becomes subject to federal income tax; or the trust becomes or will become subject to certain other taxes or governmental charges;

                               - there is a change in existing laws or
                                 regulations that requires the trust to register as an investment company; or

                               - there is a change in the capital adequacy
                                 guidelines of the Federal Reserve that results in the preferred securities not being counted as Tier 1 capital.

                               We may also redeem debentures at any time, and from time to time, in an amount equal to the liquidation amount of any preferred securities we repurchase, plus a proportionate amount of common securities, but only in exchange for a like amount of the preferred securities and common securities then owned by us.

                               Redemption of the debentures prior to maturity will be subject to the prior approval of the Federal Reserve, if approval is then required. If your preferred securities are redeemed by the trust, you will receive the liquidation amount of $25 per preferred security plus any accrued and unpaid distributions to the date of redemption.

We have the option to extend
the interest payment
period.......................  The trust will rely solely on payments made by us under the debentures to pay distributions on the preferred securities. As long as we are not in default under the indenture relating to the debentures, we may, at one or more times, defer interest payments on the debentures for up to 20 consecutive quarters, but not beyond
                                           , 2030. If we defer interest payments
                               on the debentures:

                               - the trust will also defer distributions on the
                                 preferred securities;

                               - the distributions you are entitled to will
                                 accumulate; and

                               - these accumulated distributions will earn
                                 additional interest at an annual rate of
                                      %, compounded quarterly. At the end of any
                                 deferral period, we will pay to the trust all accrued and unpaid interest under the debentures. The trust will then pay all accumulated and unpaid distributions to you.

You will still be taxed if
distributions on the
preferred securities are
deferred.....................  If a deferral of payment occurs, you will still be required to recognize the deferred amounts as income for United States federal income tax purposes in advance of receiving these amounts, even if you are a cash basis taxpayer.

Our guarantee of payment.....  We guarantee the trust will use its assets to pay the distributions on the preferred securities and the liquidation amount upon liquidation of the trust. However, the guarantee does not apply when the trust does not have sufficient funds to make the payments. If we do not make payments on the debentures, the trust will not have sufficient funds to make payments on the preferred securities. In this event, your remedy is to institute a legal proceeding directly against us for enforcement of payments under the debentures.

We may distribute the
debentures directly to you...  We may, at any time, dissolve the trust and distribute the debentures to you, subject to the prior approval of the Federal Reserve, if required. If we distribute the debentures, we will use our reasonable efforts to list them on a national securities exchange or comparable automated quotation system.

How the securities will rank
in right of payment..........  Our obligations under the preferred securities, debentures and guarantee are unsecured and will rank as follows with regard to right of payment:

                               - the preferred securities will rank equally with
                                 the common securities of the trust. The trust will pay distributions on the preferred securities and the common securities pro rata. However, if we default with respect to the debentures, then no distributions on the common securities of the trust or our common stock will be paid until all accumulated and unpaid distributions on the preferred securities have been paid;

                               - our obligations under the debentures and the
                                 guarantee are unsecured and generally will rank junior in priority to our existing and future senior and other subordinated indebtedness; and

                               - because we are a bank holding company, the
                                 junior subordinated debentures and the
                                 guarantee will effectively be subordinated to all depositors' claims, as well as existing and future liabilities of our subsidiaries.

Voting rights of the
preferred securities.........  Except in limited circumstances, holders of the preferred securities will have no voting rights.

American Stock Exchange
symbol.......................  MBH.Pr

You will not receive
certificates.................  The preferred securities will be represented by a global security that will be deposited with and registered in the name of The Depository Trust Company, New York, New York, or its nominee. This means that you will not receive a certificate for the preferred securities, and your beneficial ownership interests will be recorded through the DTC book-entry system.

How the proceeds of this
offering will be used........  The trust will invest all of the proceeds from the sale of the preferred securities in the debentures. We estimate that the net proceeds to us from the sale of the debentures to the trust, after deducting underwriting expenses and commissions, will be approximately $23.9 million. We expect to use approximately $12.3 million of the net proceeds from the sale of the debentures to repay all of the indebtedness currently outstanding under our revolving credit line. We also anticipate that upon completion of this offering we will contribute approximately $9.0 million of the net proceeds to our banks as capital to support their internal growth. The remaining net proceeds will be available to us for general corporate purposes, including, but not limited to, additional capital contributions to the banks to support future growth and to finance potential future expansion. Pending allocation of these remaining proceeds to specific uses, the funds may be invested in marketable securities.

     Before purchasing the preferred securities being offered, you should carefully consider the "Risk Factors" beginning on page 7.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 1999, are derived from our historical financial statements. Our consolidated financial statements are audited by Crowe, Chizek and Company LLP, independent certified public accountants. The summary data presented below for the three-month periods ended March 31, 2000 and 1999, are unaudited. In our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results as of or for the three-month periods indicated have been included. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000. Results for past periods are not necessarily indicative of results to be expected for any future period, and results for the three-month period ended March 31, 2000, are not necessarily indicative of results for the entire year.

                                         THREE MONTHS
                                             ENDED
                                           MARCH 31,                          YEARS ENDED DECEMBER 31,
                                    -----------------------   --------------------------------------------------------
                                       2000         1999         1999         1998        1997       1996       1995
                                    ----------   ----------   ----------   ----------   --------   --------   --------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF INCOME DATA:
Total interest income.............  $   24,824   $   18,911   $   84,146   $   74,827   $ 67,326   $ 57,298   $ 47,603
Total interest expense............      13,615       10,207       44,262       41,014     35,311     28,918     22,619
                                    ----------   ----------   ----------   ----------   --------   --------   --------
Net interest income...............      11,209        8,704       39,884       33,813     32,015     28,380     24,984
Provision for loan losses.........         355          474        2,203        1,326      2,454      1,718      1,542
                                    ----------   ----------   ----------   ----------   --------   --------   --------
Net interest income after
  provision for loan losses.......      10,854        8,230       37,681       32,487     29,561     26,662     23,442
Other income......................       1,577        1,900        6,734        6,787      5,563      4,410      3,522
Other expenses....................       7,210        6,209       25,774       22,895     21,076     19,167     17,781
                                    ----------   ----------   ----------   ----------   --------   --------   --------
Income before income taxes........       5,221        3,921       18,641       16,379     14,048     11,905      9,183
Provision for income taxes........       1,818        1,399        6,750        5,974      5,537      4,597      3,151
                                    ----------   ----------   ----------   ----------   --------   --------   --------
Net income........................  $    3,403   $    2,522   $   11,891   $   10,405   $  8,511   $  7,308   $  6,032
                                    ==========   ==========   ==========   ==========   ========   ========   ========
PER SHARE DATA(1):
Earnings (basic)..................  $     0.31   $     0.23   $     1.08   $     0.94   $   0.85   $   0.73   $   0.60
Earnings (diluted)................        0.31         0.23         1.07         0.94       0.85       0.73       0.60
Cash dividends declared...........       0.125        0.075         0.35        0.145      0.055      0.055      0.055
Book value at end of period.......        6.37         6.83         6.22         6.88       5.29       4.29       3.83
Tangible book value at end of
  period..........................        6.15         6.60         6.00         6.65       5.05       4.03       3.55
BALANCE SHEET DATA:
Total assets......................  $1,331,895   $1,089,266   $1,256,462   $1,071,314   $908,642   $786,070   $660,315
Total earning assets..............   1,257,236    1,033,093    1,184,546    1,014,691    855,675    737,338    611,597
Total loans.......................     690,880      537,914      646,455      521,880    488,099    420,655    359,639
Allowance for loan losses.........       7,444        6,609        7,567        6,576      6,143      5,342      4,603
Total deposits....................     985,913      895,225      970,954      869,152    794,362    701,205    590,671
Borrowings........................     222,400      106,900      177,150      107,800     42,575     27,495     16,077
Stockholders' equity..............      68,547       75,848       67,694       77,629     52,960     42,962     38,387
SELECTED FINANCIAL DATA:
Return on average assets(2).......        1.07%        0.95%        1.04%        1.04%      1.01%      1.01%      1.02%
Return on average equity(2).......       20.86        13.44        16.39        14.60      18.36      19.36      18.65
Net interest margin(2)............        3.80         3.48         3.75         3.61       4.11       4.27       4.67
Nonperforming loans to total
  loans...........................        0.31         0.81         0.37         0.90       0.66       1.03       0.60
Net loan charge-offs to average
  loans(2)........................        0.29         0.33         0.21         0.18       0.36       0.26       0.28
Allowance for loan losses to total
  loans...........................        1.08         1.23         1.17         1.26       1.26       1.27       1.28
Average equity to average
  assets..........................        5.11         7.04         6.31         7.11       5.51       5.20       5.49
Tier 1 risk-based capital ratio...        9.90        12.90        11.11        13.47       9.60       9.57       7.64
Total risk-based capital ratio....       10.88        14.00        12.20        14.64      10.78      10.76       8.66
EARNINGS TO FIXED CHARGES:
Including interest on deposits....        1.38x        1.38x        1.42x        1.40x      1.40x      1.41x      1.41x
Excluding interest on deposits....        2.59x        3.65x        3.47x        4.29x      6.21x      6.61x      6.38x

-------------------------
(1) Per share data have been adjusted for stock splits in 1997 and 1996.

(2) Data for the three-month periods have been annualized. The data for the three months ended March 31, 2000 are not necessarily indicative of results for the entire year.

                                  RISK FACTORS

     An investment in the preferred securities involves a number of risks. We urge you to read all of the information contained in this prospectus. In addition, we urge you to consider carefully the following factors in evaluating an investment in the trust before you purchase the preferred securities offered by this prospectus.

     Because the trust will rely on the payments it receives on the debentures to fund all payments on the preferred securities, and because the trust may distribute the debentures in exchange for the preferred securities, purchasers of the preferred securities are making an investment decision that relates to the debentures being issued by Midwest Banc Holdings as well as the preferred securities. Purchasers should carefully review the information in this prospectus about the preferred securities, the debentures and the guarantee.

           RISKS RELATED TO AN INVESTMENT IN THE PREFERRED SECURITIES

IF WE DO NOT MAKE INTEREST PAYMENTS UNDER THE DEBENTURES, THE TRUST WILL BE UNABLE TO PAY DISTRIBUTIONS AND LIQUIDATION AMOUNTS. THE GUARANTEE WILL NOT APPLY BECAUSE THE GUARANTEE COVERS PAYMENTS ONLY IF THE TRUST HAS FUNDS AVAILABLE.

     The trust will depend solely on our payments on the debentures to pay amounts due to you on the preferred securities. If we default on our obligation to pay the principal or interest on the debentures, the trust will not have sufficient funds to pay distributions or the liquidation amount on the preferred securities. In that case, you will not be able to rely on the guarantee for payment of these amounts because the guarantee only applies if the trust has sufficient funds to make distributions on or to pay the liquidation amount of the preferred securities. Instead, you or the property trustee will have to institute a direct action against us to enforce the property trustee's rights under the indenture relating to the debentures.

TO THE EXTENT WE MUST RELY ON DIVIDENDS FROM OUR SUBSIDIARIES TO MAKE INTEREST PAYMENTS ON THE DEBENTURES TO THE TRUST, OUR AVAILABLE CASH FLOW MAY BE RESTRICTED.

     We are a holding company and substantially all of our assets are held by our subsidiaries. Our ability to make payments on the debentures when due will depend primarily on available cash resources at the bank holding company and dividends from our subsidiaries. Dividend payments or extensions of credit from our banking subsidiaries are subject to regulatory limitations, generally based on capital levels and current and retained earnings, imposed by the various regulatory agencies with authority over such subsidiaries. The ability of each banking subsidiary to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. We cannot assure you that our subsidiaries will be able to pay dividends in the future.

THE DEBENTURES AND THE GUARANTEE RANK LOWER THAN OUR OTHER INDEBTEDNESS AND OUR HOLDING COMPANY STRUCTURE EFFECTIVELY SUBORDINATES ANY CLAIMS AGAINST US TO THOSE OF OUR SUBSIDIARIES' CREDITORS.

     Our obligations under the debentures and the guarantee are unsecured and will rank junior in priority of payment to our existing and future senior and subordinated indebtedness, which totaled $269.0 million at March 31, 2000. The issuance of the debentures and the preferred securities does not limit our ability or the ability of our subsidiaries to incur additional indebtedness, guarantees or other liabilities.

     Because we are a holding company, the creditors of our subsidiaries, including depositors, also will have priority over you in any distribution of our subsidiaries' assets in liquidation, reorganization or otherwise. Accordingly, the debentures and the guarantee will be effectively subordinated to all existing and future liabilities of our subsidiaries, and you should look only to our assets for payments on the preferred securities and the debentures.

WE HAVE THE OPTION TO DEFER INTEREST PAYMENTS ON THE DEBENTURES FOR SUBSTANTIAL PERIODS.

     We may, at one or more times, defer interest payments on the debentures for up to 20 consecutive quarters. If we defer interest payments on the debentures, the trust will defer distributions on the preferred securities during any deferral period. During a deferral period, you will be required to recognize as income for federal income tax purposes the amount approximately equal to the interest that accrues on your proportionate share of the debentures held by the trust in the tax year in which that interest accrues, even though you will not receive these amounts until a later date.

     You will also not receive the cash related to any accrued and unpaid interest from the trust if you sell the preferred securities before the end of any deferral period. During a deferral period, accrued but unpaid distributions will increase your tax basis in the preferred securities. If you sell the preferred securities during a deferral period, your increased tax basis will decrease the amount of any capital gain or increase the amount of any capital loss that you may have otherwise realized on the sale. A capital loss, except in certain limited circumstances, cannot be applied to offset ordinary income. As a result, deferral of distributions could result in ordinary income, and a related tax liability for the holder, and a capital loss that may only be used to offset a capital gain.

     We do not currently intend to exercise our right to defer interest payments on the debentures. However, if we exercise our right in the future, the market price of the preferred securities would likely be adversely affected. The preferred securities may trade at a price that does not fully reflect the value of accrued but unpaid interest on the debentures. If you sell the preferred securities during an interest deferral period, you may not receive the same return on investment as someone who continues to hold the preferred securities. Due to our right to defer interest payments, the market price of the preferred securities may be more volatile than the market prices of other securities without the deferral feature.

WE HAVE MADE ONLY LIMITED COVENANTS IN THE INDENTURE AND THE TRUST AGREEMENT.

     The indenture governing the debentures and the trust agreement governing the trust do not require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity, and therefore do not protect holders of the debentures or the preferred securities in the event we experience significant adverse changes in our financial condition or results of operations. In addition, neither the indenture nor the trust agreement limits our ability or the ability of any subsidiary to incur additional indebtedness. Therefore, you should not consider the provisions of these governing instruments as a significant factor in evaluating whether we will be able to comply with our obligations under the debentures or the guarantee.

WE MAY REDEEM THE DEBENTURES BEFORE           , 2030.

     Under the following circumstances, we may redeem the debentures before their stated maturity:

     - We may redeem the debentures, in whole or in part, at any time on or
       after           , 2005.

     - We may redeem the debentures in whole, but not in part, within 180 days after certain occurrences at any time during the life of the trust. These occurrences may include adverse tax, investment company or bank regulatory developments.

     You should assume that we will exercise our redemption option if we are able to obtain capital at a lower cost than we must pay on the debentures or if it is otherwise in our interest to redeem the debentures. If the debentures are redeemed, the trust must redeem preferred securities having an aggregate liquidation amount equal to the aggregate principal amount of debentures redeemed, and you may be required to reinvest your principal at a time when you may not be able to earn a return that is as high as you were earning on the preferred securities.

WE CAN DISTRIBUTE THE DEBENTURES TO YOU, WHICH MAY HAVE ADVERSE TAX CONSEQUENCES FOR YOU AND WHICH MAY ADVERSELY AFFECT THE MARKET PRICE OF THE PREFERRED SECURITIES.

     The trust may be dissolved at any time before maturity of the debentures on
            , 2030. As a result, and subject to the terms of the trust agreement, the trustees may distribute the debentures to you.

     We cannot predict the market prices for the debentures that may be distributed in exchange for preferred securities upon liquidation of the trust. The preferred securities, or the debentures that you may receive if the trust is liquidated, may trade at a discount to the price that you paid to purchase the preferred securities. Because you may receive debentures, your investment decision with regard to the preferred securities will also be an investment decision with regard to the debentures. You should carefully review all of the information contained in this prospectus regarding the debentures.

     Under current interpretations of United States federal income tax laws supporting classification of the trust as a grantor trust for tax purposes, a distribution of the debentures to you upon the dissolution of the trust would not be a taxable event to you. Nevertheless, if the trust is classified for United States income tax purposes as an association taxable as a corporation at the time it is dissolved, the distribution of the debentures would be a taxable event to you. In addition, if there is a change in law, a distribution of debentures upon the dissolution of the trust could be a taxable event to you.

THERE IS NO CURRENT PUBLIC MARKET FOR THE PREFERRED SECURITIES AND THEIR MARKET PRICE MAY BE SUBJECT TO SIGNIFICANT FLUCTUATIONS.

     There is currently no public market for the preferred securities. Although we have applied to list the preferred securities on the American Stock Exchange, there is no guarantee that an active or liquid trading market will develop for the preferred securities or that the listing of the preferred securities will continue on the American Stock Exchange. If an active trading market does not develop, the market price and liquidity of the preferred securities will be adversely affected. Even if an active public market does develop, there is no guarantee that the market price for the preferred securities will equal or exceed the price you pay for the preferred securities.

     Future trading prices of the preferred securities may be subject to significant fluctuations in response to prevailing interest rates, our future operating results and financial condition, the market for similar securities and general economic and market conditions. The initial public offering price of the preferred securities has been set at the liquidation amount of the preferred securities and may be greater than the market price following the offering.

     The market price for the preferred securities, or the debentures that you may receive in a distribution, is also likely to decline during any period that we are deferring interest payments on the debentures.

YOU MUST RELY ON THE PROPERTY TRUSTEE TO ENFORCE YOUR RIGHTS IF THERE IS AN EVENT OF DEFAULT UNDER THE INDENTURE.

     You may not be able to directly enforce your rights against us if an event of default under the indenture occurs. If an event of default under the indenture occurs and is continuing, this event will also be an event of default under the trust agreement. In that case, you must rely on the enforcement by the property trustee of its rights as holder of the debentures against us. The holders of a majority in liquidation amount of the preferred securities will have the right to direct the property trustee to enforce its rights. If the property trustee does not enforce its rights following an event of default and a request by the record holders to do so, any record holder may, to the extent permitted by applicable law, take action directly against us to enforce the property trustee's rights. If an event of default occurs under the trust agreement that is attributable to our failure to pay interest or principal on the debentures, or if we default under the guarantee, you may proceed directly against us. You will not be able to exercise directly any other remedies available to the holders of the debentures unless the property trustee fails to do so.

AS A HOLDER OF PREFERRED SECURITIES YOU HAVE LIMITED VOTING RIGHTS.

     Holders of preferred securities have limited voting rights. Your voting rights pertain primarily to amendments to the trust agreement. In general, only we can replace or remove any of the trustees. However, if an event of default under the trust agreement occurs and is continuing, the holders of at least a majority in aggregate liquidation amount of the preferred securities may replace the property trustee and the Delaware trustee.

         RISKS RELATED TO AN INVESTMENT IN MIDWEST BANC HOLDINGS, INC.

CREDIT LOSSES ARE INHERENT IN OUR BUSINESS AND OUR ALLOWANCE FOR LOAN LOSSES MAY NOT BE ADEQUATE TO COVER ACTUAL LOAN LOSSES.

     Credit losses are inherent in the lending business and could have a material adverse effect on our operating results and our ability to make payments on the debentures. We make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for loan losses based on a number of factors. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, beyond our control. Such losses may exceed current estimates. If our assumptions are wrong, our allowance for loan losses may not be sufficient to cover our losses, thereby having an adverse effect on our operating results, and may cause us to increase the allowance in the future. Additions to our allowance for loan losses would decrease our net income.

COMMERCIAL AND COMMERCIAL REAL ESTATE LOANS REPRESENT A SIGNIFICANT PORTION OF OUR LOAN PORTFOLIO, AND REPAYMENT OF THESE LOANS MAY BE DEPENDENT ON FACTORS OUTSIDE OUR CONTROL OR THE CONTROL OR OUR BORROWERS.

     As of March 31, 2000, commercial real estate loans totaled $345.4 million, or 50.0%, of our total loan portfolio. Commercial real estate lending typically involves higher loan principal amounts and the repayment of the loans generally is dependent, in large part, on sufficient income and cash flow from the properties securing the loans to cover operating expenses and debt service. Economic events or governmental regulations outside of the control of the borrower or lender could negatively impact the future cash flow and market values of the affected properties.

     Commercial loans were $183.5 million, or 26.6% of our total loan portfolio, as of March 31, 2000. Our commercial loans are primarily made based on the identified cash flow of the borrower and, to a lesser extent, based on the underlying collateral provided by the borrower. Most often, this collateral is accounts receivable, inventory, and machinery. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. Virtually all loans in this category also include the personal guaranty of the borrower or principal owner. Credit support provided by the borrower for most of these loans and the probability of repayment depends on the liquidation of the pledged collateral and enforcement of a personal guarantee, if necessary. The collateral securing these loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

WE MAY EXPERIENCE DIFFICULTIES IN MANAGING OUR GROWTH.

     We have achieved significant growth during the past five years and our strategy contemplates further growth and expansion. Although successfully managed in the past, our growth strategy involves a variety of risks, including our ability to:

     - to attract the management talent needed to maintain adequate depth of management throughout our organization as we continue to grow in the future;

     - maintain adequate sources of funding at attractive pricing;

     - maintain adequate underwriting practices and policies, as well as monitoring systems, to maintain credit quality and manage a growing loan portfolio in the future; and

     - implement appropriate policies, procedures and operating systems necessary to support a larger organization while preserving our historically low net overhead ratios.

     Failure to address these issues successfully as we grow could adversely affect our results of operations and financial condition.

THERE IS NO ASSURANCE THAT WE WILL CONTINUE TO EXPAND.

     In addition to developing additional business in our existing markets, we may expand our markets by establishing new banks or additional branches. If we expand in this manner, our banks are likely to have higher operating expenses relative to operating income, which may limit increases in short-term profitability and could adversely affect our ability to make payments on the preferred securities. Our ability to achieve profitable growth by establishing new banks or branch offices is dependent on our identifying advantageous office locations and generating sufficient levels of deposits and loans from those locations to become profitable within a reasonable time period, typically 12 to 18 months. Though a successful strategy in the past, we cannot assure investors that we will be able to establish additional banks or branches on a profitable basis in the future.

WE RELY HEAVILY ON OUR MANAGEMENT AND THE UNEXPECTED LOSS OF KEY OFFICERS MAY ADVERSELY AFFECT OUR OPERATIONS.

     Our success has been and will continue to be greatly influenced by our ability to retain the services of existing senior management and, as we expand, to attract and retain qualified additional senior and middle management. We recently announced that leadership of the company will be transferred to a new chief executive officer over the next two months in connection with the planned retirement of Robert L. Woods, our current President and Chief Executive Officer effective July 1, 2000. Uncertainties that may be associated with this management succession, the unexpected loss of services of any of our key management personnel, or an inability to recruit and retain qualified personnel in the future, could have an adverse effect on our operations and financial results. Currently, we or the banks are beneficiaries under $1,000,000 to $2,000,000 individual key-man life insurance policies on five key members of management, including Brad A. Luecke, the current President of Midwest Bank and Trust Company who has been named to succeed Mr. Woods as President and Chief Executive Officer of Midwest Banc Holdings.

     We also depend upon the experience of the officers of our subsidiaries, the managers of our banking facilities and on their relationships with the communities they serve. We may not be able to retain our current key personnel or attract additional qualified key persons as needed.

CHANGES IN LOCAL ECONOMIC CONDITIONS COULD ADVERSELY AFFECT OUR LOAN PORTFOLIO.

     Most of our lending and deposit activities are concentrated primarily in selected communities in greater Chicago and Western Illinois. Adverse changes in the economy of the Chicago metropolitan area and Western Illinois would likely reduce our growth rate and could have a negative effect on our business. Negative effects may include the demand for new loans, the availability of new deposits as a source of funding, the ability of customers to repay loans and the value of the collateral pledged as security for loans.

     The majority of our agricultural loans and loans to agribusinesses are concentrated in West Central Illinois and managed by Midwest Bank of Western Illinois. The concentration of these loans in a specific local geographic area could affect our ability to be repaid if adverse local weather, soil or economic conditions interfere with present and projected farming, marketing and harvesting operations.

WE HAVE NO CONTROL OVER INTEREST RATES AND OTHER CONDITIONS WHICH IMPACT OUR RESULTS OF OPERATIONS.

     Our primary source of income is the spread between the interest rates earned on investments and loans and the interest rates paid on deposits and other interest-bearing liabilities. Like most banking institutions, our net interest spread and margin will be affected by general economic conditions and other factors, including fiscal and monetary policies of the federal government, that influence market interest rates and our ability to respond to changes in such rates. At any given time, our asset and liabilities mix may be affected differently by a given change in interest rates. As a result, an increase or decrease in rates, combined with the length of loan maturities or the mix of adjustable and fixed rate loans in our portfolio, could have a positive or negative effect on our net income, capital and liquidity.

THERE IS STRONG COMPETITION IN THE FINANCIAL SERVICES INDUSTRY; WE MAY BE AT A COMPETITIVE DISADVANTAGE BECAUSE SOME COMPETITORS HAVE GREATER CAPITAL RESOURCES THAN WE DO AND MAY BE SUBJECT TO LESS REGULATION THAN WE ARE.

     We compete for loan and deposit customers with other banks and thrifts, as well as other financial services organizations such as credit unions, finance companies, brokerage firms, insurance companies and money market mutual funds, all of whom aggressively solicit customers within our market areas by advertising through direct mail, electronic media, including the Internet, and other means. Many of the competitors in our markets have been in business for many years, have established customer bases and are substantially larger than us. In addition, many of these entities have greater capital resources than we do, and some of these are not subject to the same degree of regulation. As a result, such nonbank competitors have advantages over us in providing certain services.

WE HAVE A CONTINUING NEED FOR TECHNOLOGICAL CHANGE, BUT MAY HAVE FEWER RESOURCES THAN OUR COMPETITORS TO CONTINUE TO INVEST IN TECHNOLOGICAL IMPROVEMENTS.

     The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success and ability to implement our growth strategy will depend in part upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We cannot provide you with assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and information incorporated by reference in this prospectus contains forward-looking statements which describe our future plans, strategies and expectations. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Forward-looking statements are based on assumptions, many of which are beyond our control, and involve risks which may cause our actual results, performance or achievements to differ materially from the results, performance or achievements that we anticipate. These forward-looking statements are intended to be covered by the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Factors that might affect forward-looking statements include, among other things:

     - a deterioration in the economy or business conditions, either nationally or in our market areas that could increase credit-related losses and expenses;

     - increases in defaults by borrowers and other loan delinquencies resulting in increases in our provision for loan losses and related expenses;

     - fluctuations in interest rates and loan and deposit pricing, which could reduce our net interest margins, asset valuations and expense expectations;

     - uncertainties that may be associated with the recently announced management succession effective upon the retirement of our current president and chief executive officer;

     - higher than anticipated costs related to our new banking centers or slower than anticipated earning asset growth which could extend anticipated breakeven periods at these locations;

     - failure to enter new markets successfully, an inability to capitalize on growth opportunities or difficulties in managing our growth, including possible limitations on our management depth;

     - unanticipated difficulties, costs or delays related to our pending acquisition of an investment services business;

     - the timing, impact and other uncertainties of possible future expansion opportunities and our success or failure in the integration of acquired operations, if any;

     - significant increases in competition, including nonbank competitors that are not subject to the same degree of regulation;

     - legislative or regulatory changes applicable to bank holding companies or our banking or other subsidiaries; and

     - changes in tax rates, tax laws or tax law interpretations.

     We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the events discussed in any forward-looking statements in this prospectus might not occur.

                                USE OF PROCEEDS

     The trust will invest all of the proceeds from the sale of the preferred securities in the debentures. We anticipate that the net proceeds from the sale of the debentures will be $23.9 million after deducting underwriting commissions and offering expenses estimated to be $200,000.

     We expect to use approximately $12.3 million of the net proceeds to repay all of the indebtedness currently outstanding under our revolving credit line with a commercial bank. The credit facility provides for maximum borrowings of $25.0 million and matures on January 31, 2002. Interest is payable on outstanding principal balances, at the option of the company, at either the 30-, 60-, 90-, or 180-day LIBOR plus 95 basis points or the prime rate less 25 basis points. The borrowings outstanding under the line of credit as of May 9, 2000, mature on various dates in June and July, 2000 and bear interest at an average annual rate of 7.03%. After this credit facility is repaid, we plan to keep the credit line available for future borrowings.

     We also anticipate that, upon the completion of this offering, we will contribute approximately $9.0 million of the net proceeds from the sale of the debentures to the capital of our banking subsidiaries to support their internal growth. We will use the remaining net proceeds for general corporate purposes, including, but not limited to, additional capital contributions to our banks to support future growth and to finance potential future expansion. Until these remaining proceeds are allocated to specific uses, the funds may be used to purchase marketable securities.

                                 CAPITALIZATION

     The following table sets forth our total deposits, indebtedness and capitalization at March 31, 2000, on a historical basis and as adjusted for the offering and the application of the estimated net proceeds from the corresponding sale of the debentures as if such sale had been consummated on March 31, 2000. This data should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and from our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000. See "Documents Incorporated by Reference."

                                                                    MARCH 31, 2000
                                                                -----------------------
                                                                 ACTUAL     AS ADJUSTED
                                                                --------    -----------
                                                                (DOLLARS IN THOUSANDS)
INDEBTEDNESS:
Short-term borrowings (including securities sold under
  agreement to repurchase and federal funds purchased)......    $ 46,607     $ 46,607
Other borrowings
  Federal Home Loan Bank advances...........................     210,000      210,000
  Revolving credit lines with commercial bank(1)............      12,250           --
  Other notes...............................................         150          150
       Total indebtedness...................................    $269,007     $256,757
                                                                ========     ========
Guaranteed preferred beneficial interests in the company's
  junior subordinated debt..................................          --     $ 25,000
                                                                ========     ========
STOCKHOLDERS' EQUITY:
Preferred stock.............................................    $     --     $     --
Common stock................................................         114          114
Capital surplus.............................................      29,704       29,704
Retained earnings...........................................      58,901       58,901
Accumulated other comprehensive income......................     (11,414)     (11,414)
Treasury stock at cost (612,000 shares).....................      (8,758)      (8,758)
                                                                --------     --------
          Total stockholders' equity........................    $ 68,547     $ 68,547
                                                                ========     ========
CAPITAL RATIOS(2):
Leverage Ratio(3)...........................................        5.86%        7.33%
Tier 1 Capital Ratio(4).....................................        9.90        12.17
Total Risk Based Capital Ratio(4)...........................       10.88        13.13

-------------------------
(1) The notes payable under the revolving credit facility will be repaid in their entirety with proceeds from the sale of the debentures to the trust.

(2) The capital ratios, as adjusted, are computed including the estimated net proceeds from the sale of the preferred securities, in a manner consistent with Federal Reserve regulations.

(3) The leverage ratio is core capital divided by average quarterly assets, after deducting intangible assets and net deferred tax assets in excess of regulatory maximum limits.

(4) The preferred securities have been structured to qualify as Tier 1 capital. However, in calculating the amount of Tier 1 qualifying capital, the preferred securities, together with any outstanding cumulative preferred stock of Midwest Banc Holdings that may be outstanding in the future, can only be included up to the amount constituting 25% of total Tier 1 capital. As adjusted for this offering, Midwest Banc Holding's Tier 1 capital as of March 31, 2000, would have been approximately $94.0 million, of which $18.8 million would have been attributable to the preferred securities.

                      ACCOUNTING AND REGULATORY TREATMENT

     The trust will be treated, for financial reporting purposes, as our subsidiary and, accordingly, the accounts of the trust will be included in our consolidated financial statements. The preferred securities will be presented as a separate line item in our consolidated balance sheet under the caption "Guaranteed preferred beneficial interests in the company's junior subordinated debt," or other similar caption. In addition, appropriate disclosures about the preferred securities, the guarantee and the debentures will be included in the notes to our consolidated financial statements. For financial reporting purposes, we will record distributions payable on the preferred securities in our consolidated statements of income.

     Our future reports filed under the Securities Exchange Act of 1934 will include a footnote to the consolidated financial statements stating that:

     - the trust is wholly-owned;

     - the sole assets of the trust are the debentures, specifying the debentures' outstanding principal amount, interest rate and maturity date; and

     - our obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of the trust under the preferred securities.

     We have not included separate financial statements of the trust in this prospectus. We do not consider that separate financial statements would be material to holders of preferred securities because we will own all of the trust's voting securities, the trust has no independent operations and we guarantee the payments on the preferred securities to the extent described in this prospectus.

                                   MANAGEMENT

     The names and ages of the executive officers of Midwest Banc Holdings as of May 4, 2000, offices held by these officers on that date and other positions held with Midwest Banc Holdings and its principal operating subsidiaries, are set forth below.

                                            POSITIONS WITH MIDWEST BANC HOLDINGS
          NAME            AGE               AND PRINCIPAL OPERATING SUBSIDIARIES
          ----            ---               ------------------------------------
E. V. Silveri...........  69    Chairman of the Board of Directors, Midwest Banc Holdings,
                                Midwest Bank and Trust Company, and First Midwest Data Corp.
                                and Director of Midwest Bank of Hinsdale.

Robert L. Woods(1)......  70    President and Chief Executive Officer of Midwest Banc
                                Holdings; Chairman of Midwest Bank of Hinsdale; Director of
                                First Midwest Data Corp.

Brad A. Luecke(1).......  49    Executive Vice President of Midwest Banc Holdings;
                                President, Chief Executive Officer and Director of Midwest
                                Bank and Trust Company; Director of Midwest Bank of
                                Hinsdale; Director of First Midwest Data Corp.

Edward H. Sibbald.......  51    Senior Vice President and Chief Financial Officer of Midwest
                                Banc Holdings; Director of Midwest Bank of Western Illinois;
                                Director of Midwest Bank of McHenry County

Stephen M. Karaba.......  42    Senior Vice President, Midwest Banc Holdings; President and
                                Director, Midwest Bank of McHenry County; Director of
                                Midwest One Financial Services, L.L.C.; Director of Midwest
                                Bank of Western Illinois.

Christopher J. Gavin....  38    Senior Vice President, Midwest Banc Holdings; President,
                                Chief Executive Officer and Director, Midwest Bank of
                                Western Illinois; Director of Porter Insurance Agency, Inc.

Mary M. Henthorn(2).....  42    President, Chief Executive Officer and Director of Midwest
                                Bank of Hinsdale.

Michelle T. Holman......  40    Senior Vice President, Midwest Banc Holdings and Director of
                                First Midwest Data Corp.

Sheldon Bernstein(1)....  53    Executive Vice President-Lending, Midwest Bank and Trust
                                Company.

-------------------------

(1) On May 4, 2000, the Company announced that Mr. Woods has decided to retire from his position as President and CEO of Midwest Banc Holdings effective July 1, 2000. Mr. Woods will continue to serve as a director and will assume the position of Vice Chairman. Mr. Luecke will succeed Mr. Woods as President and CEO and will also serve as Vice Chairman and CEO of Midwest Bank and Trust Company. Also effective July 1, 2000, Mr. Bernstein will become President and Chief Operating Officer of Midwest Bank and Trust Company.

(2) Ms. Henthorn is the daughter of Mr. Woods.

                            DESCRIPTION OF THE TRUST

     The trust is a statutory business trust formed pursuant to the Delaware Business Trust Act under a trust agreement executed by us, as sponsor for the trust, and the trustees, and a certificate of trust filed with the Delaware Secretary of State. The trust agreement will be amended and restated in its entirety in the form filed as an exhibit to the registration statement of which the prospectus is a part, as of the date the preferred securities are initially issued. The trust agreement will be qualified under the Trust Indenture Act of 1939.

     The holders of the preferred securities issued pursuant to the offering described in this prospectus will own all of the issued and outstanding preferred securities of the trust which have certain prior rights over the other securities of the trust. We will not initially own any of the preferred securities. We will acquire common securities in an amount equal to at least 3% of the total capital of the trust and will initially own, directly or indirectly, all of the issued and outstanding common securities. The common securities, together with the preferred securities, are called the trust securities. The trust exists exclusively for the purposes of:

     - issuing the preferred securities to the public for cash;

     - issuing its common securities to us in exchange for our capitalization of the trust;

     - investing the proceeds from the sale of the trust securities in an equivalent amount of debentures; and

     - engaging in other activities that are incidental to those listed above.

     The rights of the holders of the trust securities are as set forth in the trust agreement, the Delaware Business Trust Act and the Trust Indenture Act. The trust agreement does not permit the trust to borrow money or make any investment other than in the debentures. Other than with respect to the trust securities, Midwest Banc Holdings has agreed to pay for all debts and obligations and all costs and expenses of the trust, including the fees and expenses of the trustees and any income taxes, duties and other governmental charges, and all costs and expenses related to these charges, to which the trust may become subject, except for United States withholding taxes that are properly withheld.

     The number of trustees of the trust will initially be five. Three of the trustees will be persons who are employees or officers of or who are affiliated with Midwest Banc Holdings. They are the administrative trustees. The fourth trustee will be an entity that maintains its principal place of business in the State of Delaware. It is the Delaware trustee. Initially, Wilmington Trust Company, a Delaware banking corporation, will act as Delaware trustee. The fifth trustee will also initially be Wilmington Trust Company, which will serve as institutional trustee under the trust agreement and as indenture trustee for the purposes of compliance with the provisions of the Trust Indenture Act. It is the property trustee. For the purpose of compliance with the Trust Indenture Act, Wilmington Trust Company will also act as guarantee trustee and indenture trustee under the guarantee agreement and the indenture. See "Description of the Debentures" and "Description of the Guarantee." We, as holder of all of the common securities, will have the right to appoint or remove any trustee unless an event of default under the indenture has occurred and be continuing, in which case only the holders of the preferred securities may remove the Delaware trustee or the property trustee. The trust has a term of approximately 31 years but may terminate earlier as provided in the trust agreement.

     The property trustee will hold the debentures for the benefit of the holders of the trust securities and will have the power to exercise all rights, powers and privileges under the indenture as the holder of the debentures. In addition, the property trustee will maintain exclusive control of a segregated noninterest-bearing "payment account" established with Wilmington Trust Company to hold all payments made on the debentures for the benefit of the holders of the trust securities. The property trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the trust securities out of funds from the payment account. The guarantee trustee will hold the guarantee for the benefit of the holders of the preferred securities. We will pay all fees and expenses related to the trust and the offering of the preferred securities, including the fees and expenses of the trustees.

                    DESCRIPTION OF THE PREFERRED SECURITIES

     The preferred securities will be issued pursuant to the trust agreement, which will be amended and restated, and which will be qualified as an indenture under the Trust Indenture Act. Wilmington Trust Company will act as property trustee for the preferred securities under the trust agreement for purposes of complying with the provisions of the Trust Indenture Act. The terms of the preferred securities will include those stated in the trust agreement and those made part of the trust agreement by the Trust Indenture Act. A form of the trust agreement, as to be amended and restated, has been filed as an exhibit to the registration statement of which this prospectus forms a part.

GENERAL

     The trust agreement authorizes the administrative trustees, on behalf of the trust, to issue the trust securities, which are comprised of the preferred securities to be sold to the public and the common securities. We will own all of the common securities issued by the trust. The preferred securities will represent preferred undivided beneficial interests in the assets of the trust, and the holders of the preferred securities will be entitled to a preference over the common securities upon an event of default with respect to distributions and amounts payable on redemption or liquidation. The trust is not permitted to issue any securities other than the trust securities or incur any other indebtedness.

     The preferred securities will rank equally, and payments on the preferred securities will be made proportionally, with the common securities, except as described under " -- Subordination of Common Securities of the Trust" below.

     The property trustee will hold legal title to the debentures in trust for the benefit of the holders of the trust securities. We will guarantee the payment of distributions out of money held by the trust, and payments upon redemption of the preferred securities or liquidation of the trust, to the extent described under "Description of the Guarantee." The guarantee agreement does not cover the payment of any distribution or the liquidation amount when the trust does not have sufficient funds available to make these payments.

DISTRIBUTIONS

     Source of Distributions. The funds of the trust available for distribution to holders of the preferred securities will be limited to payments made under the debentures, which the trust will purchase with the proceeds from the sale of the trust securities. Distributions will be paid through the property trustee, which will hold the amounts received from our interest payments on the debentures in the payment account for the benefit of the holders of the trust securities. If we do not make interest payments on the debentures, the property trustee will not have funds available to pay distributions on the preferred securities.

     Payment of Distributions. Distributions on the preferred securities will be
payable at the annual rate of      % of the $25 stated liquidation amount,
payable quarterly on March 31, June 30, September 30 and December 31 of each year, to the holders of the preferred securities on the relevant record dates. So long as the preferred securities are represented by a global security, as described below, the record date will be the business day immediately preceding the relevant distribution date. The first distribution date for the preferred securities will be September 30, 2000.

     Distributions will accumulate from the date of issuance, will be cumulative and will be computed on the basis of a 360-day year of twelve 30-day months. If the distribution date is not a business day, then payment of the distributions will be made on the next day that is a business day, without any additional interest or other payment for the delay. However, if the next business day is in the next calendar year, payment of the distribution will be made on the business day immediately preceding the scheduled distribution date. "Business day" means any day other than a Saturday, a Sunday, a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to remain closed or a day on which the corporate trust office of the property trustee or the indenture trustee is closed for business.

     Extension Period. As long as no event of default under the indenture has occurred and is continuing, we have the right to defer the payment of interest on the debentures at any time for a period not exceeding 20 consecutive
quarters. However, no extension period may extend beyond             , 2030 or
end on a date other than an interest payment date, which dates are the same as the distribution dates. If we defer the payment of interest, quarterly distributions on the preferred securities will also be deferred during any such extension period. Any deferred distributions under the preferred securities will
accumulate additional amounts at the annual rate of      %, compounded quarterly
from the relevant distribution date. The term "distributions" as used in this prospectus includes those accumulated amounts.

     During an extension period, we may not:

     - declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock (other than the reclassification of any class of our capital stock into another class of capital stock) or allow any of our subsidiaries to do the same with respect to their capital stock (other than the payment of dividends or distributions to us);

     - make any payment of principal, interest or premium on or repay, repurchase or redeem any debt securities that rank equally with or junior in interest to the debentures or allow any of our subsidiaries to do the same;

     - make any guarantee payments with respect to any other guarantee by us of any other debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the debentures (other than payments under the guarantee); or

     - redeem, purchase or acquire less than all of the debentures or any of the preferred securities.

After the termination of any extension period and the payment of all amounts due, we may elect to begin a new extension period, subject to the above requirements.

     We do not currently intend to exercise our right to defer distributions on the preferred securities by extending the interest payment period on the debentures.

REDEMPTION OR EXCHANGE

     General. Subject to the prior approval of the Federal Reserve, if required, we will have the right to redeem the debentures:

     - in whole at any time, or in part from time to time, on or after
                   , 2005; or

     - at any time, in whole, within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event, as defined below; or

     - at any time, to the extent of any preferred securities we repurchase plus a proportionate amount of the common securities we hold.

     Mandatory Redemption. Upon our repayment or redemption, in whole or in
part, of any debentures, whether on             , 2030 or earlier, the property
trustee will apply the proceeds to redeem the same amount of the trust securities, upon not less than 30 days' nor more than 60 days' notice, at the redemption price. The redemption price will equal 100% of the aggregate liquidation amount of the trust securities plus accumulated but unpaid distributions to the date of redemption. If less than all of the debentures are to be repaid or redeemed on a date of redemption, then the proceeds from such repayment or redemption will be allocated to redemption of preferred securities and common securities proportionately.

     Distribution of Debentures in Exchange for Preferred Securities. Upon prior approval of the Federal Reserve, if required, we will have the right at any time to dissolve, wind-up or terminate the trust and, after satisfaction of the liabilities of creditors of the trust as provided by applicable law, including, without limitation, amounts due and owing the trustees of the trust, cause the debentures to be distributed directly to the holders of trust securities in liquidation of the trust. See
"-- Liquidation Distribution Upon Termination."

     After the liquidation date fixed for any distribution of debentures in exchange for preferred securities:

     - those trust securities will no longer be deemed to be outstanding;

     - certificates representing debentures in a principal amount equal to the liquidation amount of those preferred securities will be issued in exchange for the preferred securities certificates;

     - we will use our reasonable efforts to list the debentures on the American Stock Exchange or other exchange as the preferred securities are then listed or traded;

     - any certificates representing trust securities that are not surrendered for exchange will be deemed to represent debentures with a principal amount equal to the liquidation amount of those preferred securities, accruing interest at the rate provided for in the debentures from the last distribution date on the preferred securities.

     - all rights of the trust securityholders other than the right to receive debentures upon surrender of a certificate representing trust securities will terminate.

     There can be no assurance as to the market prices for the preferred securities or the debentures that may be distributed if a dissolution and liquidation of the trust were to occur. The preferred securities that an investor may purchase, or the debentures that an investor may receive on dissolution and liquidation of the trust, may trade at a discount to the price that the investor paid to purchase the preferred securities.

     Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event. If a Tax Event, an Investment Company Event or a Capital Treatment Event occurs, we will have the right to redeem the debentures in whole, but not in part, and thereby cause a mandatory redemption of the trust securities in whole at the redemption price. If one of these events occurs and we do not elect to redeem the debentures, or to dissolve the trust and cause the debentures to be distributed to holders of the trust securities, then the preferred securities will remain outstanding and additional interest may be payable on the debentures. See "Description of the Debentures -- Redemption or Exchange."

     "Tax Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters stating that there is more than an insubstantial risk that:

     - interest payable by us on the debentures is not, or within 90 days of the date of the opinion will not be, deductible by us, in whole or in part, for federal income tax purposes;

     - the trust is, or will be within 90 days after the date of the opinion, subject to federal income tax with respect to income received or accrued on the debentures; or

     - the trust is, or will be within 90 days after the date of opinion, subject to more than an immaterial amount of other taxes, duties, assessments or other governmental charges, as a result of any amendment to any tax laws or regulations.

     "Investment Company Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that the trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act, as a result of a change in law or regulation or a change in interpretation or application of law or regulation.

     "Capital Treatment Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that there is more than an insubstantial risk of impairment of our ability to treat the preferred securities as Tier 1 capital for purposes of the current capital adequacy guidelines of the Federal Reserve, as a result of any amendment to any laws or any regulations.

     For all of the events described above, we or the trust must request and receive an opinion with regard to the event within a reasonable period of time after we become aware of the possible occurrence of an event of this kind.

     Redemption of Debentures in Exchange for Preferred Securities We Repurchase. Upon prior approval of the Federal Reserve, if required, we will also have the right at any time, and from time to time, to redeem debentures in exchange for any preferred securities we may have repurchased in the market. If we elect to surrender any preferred securities beneficially owned by us in exchange for redemption of a like amount of debentures, we will also surrender a proportionate amount of common securities in exchange for debentures. Preferred securities owned by other holders will not be called for redemption at any time when we elect to exchange trust securities we own to redeem debentures.

     The common securities we surrender will be in the same proportion to the preferred securities we surrender as are the common securities then remaining outstanding to the preferred securities then remaining outstanding. In exchange for the trust securities surrendered by us, the trustee will cause to be distributed to us debentures with a principal amount equal to the liquidation amount of the trust securities, plus any accumulated but unpaid distributions, if any, then held by the trustee allocable to those trust securities. After the date of redemption involving an exchange by us, the trust securities we surrender and the debentures distributed to us in exchange will no longer be deemed outstanding.

REDEMPTION PROCEDURES

     Preferred securities will be redeemed at the redemption price with the applicable proceeds from our contemporaneous redemption of the debentures. Redemptions of the preferred securities will be made and the redemption price will be payable on each redemption date only to the extent that the trust has funds available for the payment of the redemption price.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of trust securities to be redeemed at its registered address. Unless we default in payment of the redemption price on the debentures, interest will cease to accumulate on the debentures called for redemption on and after the date of redemption.

     If the trust gives notice of redemption of its trust securities, then the property trustee, to the extent funds are available, will irrevocably deposit with the depositary for the trust securities funds sufficient to pay the aggregate redemption price and will give the depositary for the trust securities irrevocable instructions and authority to pay the redemption price to the holders of the trust securities. See "Book-Entry Issuance." If the preferred securities are no longer in book-entry only form, the property trustee, to the extent funds are available, will deposit with the designated paying agent for such preferred securities funds sufficient to pay the aggregate redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to the holders upon surrender of their certificates evidencing the preferred securities. Notwithstanding the foregoing, distributions payable on or prior to the date of redemption for any trust securities called for redemption will be payable to the holders of the trust securities on the relevant record dates for the related distribution dates.

     If notice of redemption has been given and we have deposited funds as required, then on the date of the deposit all rights of the holders of the trust securities called for redemption will cease, except the right to receive the redemption price, but without interest on such redemption price after the date of redemption. The trust securities will also cease to be outstanding on the date of the deposit. If any date fixed for redemption of trust securities is not a business day, then payment of the redemption price payable on that date will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. However, if the next business day is in the next succeeding calendar year, payment of the interest will be made on the immediately preceding business day.

     If payment of the redemption price in respect of trust securities called for redemption is improperly withheld or refused and not paid by the trust, or by us pursuant to the guarantee, distributions on the trust securities will continue to accumulate at the applicable rate from the date of redemption originally established by the trust for the trust securities to the date the redemption price is actually paid. In this case, the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price. See "Description of the Guarantee."

     Payment of the redemption price on the preferred securities and any distribution of debentures to holders of preferred securities will be made to the applicable recordholders as they appear on the register for the preferred securities on the relevant record date. As long as the preferred securities are represented by a global security, the record date will be the business day immediately preceding the date of redemption or liquidation date, as applicable.

     If less than all of the trust securities are to be redeemed, then the aggregate liquidation amount of the trust securities to be redeemed will be allocated proportionately to those trust securities based upon the relative liquidation amounts. The particular preferred securities to be redeemed will be selected by the property trustee from the outstanding preferred securities not previously called for redemption by a method the property trustee deems fair and appropriate. This method may provide for the redemption of portions equal to $25 or an integral multiple of $25 of the liquidation amount of the preferred securities. The property trustee will promptly notify the registrar for the preferred securities in writing of the preferred securities selected for redemption and, in the case of any preferred securities selected for partial redemption, the liquidation amount to be redeemed.

     Subject to applicable law, and if we are not exercising our right to defer interest payments on the debentures, we may, at any time, purchase outstanding preferred securities.

SUBORDINATION OF COMMON SECURITIES

     Payment of distributions on, and the redemption price of, the preferred securities and common securities will be made based on the liquidation amount of these securities. However, if an event of default under the indenture has occurred and is continuing, no distributions on or redemption of the common securities may be made. Furthermore, no payments may be made on the common securities unless payment in full in cash of all accumulated and unpaid distributions on all of the outstanding preferred securities for all distribution periods terminating on or before that time, or in the case of payment of the redemption price, payment of the full amount of the redemption price on all of the outstanding preferred securities then called for redemption, has been made or provided. All funds available to the property trustee will first be applied to the payment in full in cash of all distributions on, or the redemption price of, the preferred securities then due and payable.

     In the case of the occurrence and continuance of any event of default under the trust agreement resulting from an event of default under the indenture, we, as holder of the common securities, will be deemed to have waived any right to act with respect to that event of default under the trust agreement until the effect of the event of default has been cured, waived or otherwise eliminated. Until the event of default under the trust agreement has been so cured, waived or otherwise eliminated, the property trustee will act solely on behalf of the holders of the preferred securities and not on our behalf, and only the holders of the preferred securities will have the right to direct the property trustee to act on their behalf.

LIQUIDATION DISTRIBUTION UPON TERMINATION

     We will have the right at any time to dissolve, wind-up or terminate the trust and cause the debentures to be distributed to the holders of the preferred securities. This right is subject, however, to us receiving approval of the Federal Reserve, if required.

     In addition, the trust will automatically terminate upon expiration of its term and will terminate earlier on the first to occur of:

     - our bankruptcy, dissolution or liquidation;

     - the distribution of a like amount of the debentures to the holders of trust securities, if we have given written direction to the property trustee to terminate the trust;

     - redemption of all of the preferred securities as described under "-- Redemption or Exchange -- Mandatory Redemption"; or

     - the entry of a court order for the dissolution of the trust.

     With the exception of a redemption as described under "-- Redemption or Exchange -- Mandatory Redemption," if an early termination of the trust occurs, the trust will be liquidated by the administrative trustees as expeditiously as they determine to be possible. After satisfaction of liabilities to creditors of the trust as provided by applicable law, the trustees will distribute to the holders of trust securities debentures:

     - in an aggregate stated principal amount equal to the aggregate stated liquidation amount of the trust securities;

     - with an interest rate identical to the distribution rate on the trust securities; and

     - with accrued and unpaid interest equal to accumulated and unpaid distributions on the trust securities.

     However, if the property trustee determines that the distribution is not practical, then the holders of trust securities will be entitled to receive, in lieu of debentures, a proportionate amount of the liquidation distribution. The liquidation distribution will be the amount equal to the aggregate of the liquidation amount plus accumulated and unpaid distributions to the date of payment. If the liquidation distribution can be paid only in part because the trust has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the trust on the trust securities will be paid on a proportional basis based on liquidation amounts to us, as the holder of the common securities, and to the holders of the preferred securities. However, if an event of default under the indenture has occurred and is continuing, the preferred securities will have a priority over the common securities. See "-- Subordination of Common Securities."

     Under current United States federal income tax law and interpretations and assuming that the trust is treated as a grantor trust, as is expected, a distribution of the debentures should not be a taxable event to holders of the preferred securities. Should there be a change in law, a change in legal interpretation, a Tax Event or another circumstance, however, the distribution could be a taxable event to holders of the preferred securities. See "Federal Income Tax Consequences -- Receipt of Debentures or Cash Upon Liquidation of the Trust." If we do not elect to redeem the debentures prior to maturity or to liquidate the trust and distribute the debentures to holders of the preferred securities, the preferred securities will remain outstanding until the repayment of the debentures.

     If we elect to dissolve the trust and thus cause the debentures to be distributed to holders of the preferred securities in liquidation of the trust, we will continue to have the right to shorten the maturity of the debentures. See "Description of the Debentures -- General."

LIQUIDATION VALUE

     The amount of the liquidation distribution payable on the preferred securities in the event of any liquidation of the trust is $25 per preferred security plus accumulated and unpaid distributions to the date of payment, which may be in the form of a distribution of debentures having a liquidation value and accrued interest of an equal amount. See "-- Liquidation Distribution Upon Termination."

EVENTS OF DEFAULT; NOTICE

     Any one of the following events constitutes an event of default under the trust agreement with respect to the preferred securities:

     - the occurrence of an event of default under the indenture (see "Description of the Debentures -- Debenture Events of Default");

     - a default by the trust in the payment of any distribution when it becomes due and payable, and continuation of the default for a period of 30 days;

     - a default by the trust in the payment of any redemption price of any of the trust securities when it becomes due and payable;

     - a default in the performance, or breach, in any material respect, of any covenant or warranty of the trustees in the trust agreement, other than those defaults covered in the previous two points, and continuation of the default or breach for a period of 60 days after there has been given, by registered or certified mail, to the trustee(s) by the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities, a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a "Notice of Default" under the trust agreement; or

     - the occurrence of events of bankruptcy or insolvency with respect to the property trustee and our failure to appoint a successor property trustee within 60 days.

     Within five business days after the occurrence of any event of default actually known to the property trustee, the property trustee will transmit notice of the event of default to the holders of the preferred securities, the administrative trustees and to us, unless the event of default has been cured or waived. Midwest Banc Holdings and the administrative trustees are required to file annually with the property trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the trust agreement.

     If an event of default under the indenture has occurred and is continuing, the preferred securities will have preference over the common securities upon termination of the trust. See "-- Subordination of Common Securities" and "-- Liquidation Distribution Upon Termination." The existence of an event of default under the trust agreement does not entitle the holders of preferred securities to accelerate the maturity thereof, unless the event of default is caused by the occurrence of an event of default under the indenture and both the indenture trustee and holders of at least 25% in principal amount of the debentures fail to accelerate the maturity thereof.

REMOVAL OF THE TRUSTEES

     Unless an event of default under the indenture has occurred and is continuing, we may remove any trustee at any time. If an event of default under the indenture has occurred and is continuing, only the holders of a majority in liquidation amount of the outstanding preferred securities may remove the property trustee or the Delaware trustee. The holders of the preferred securities have no right to vote to appoint, remove or replace the administrative trustees. These rights are vested exclusively with us as the holder of the common securities. No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the successor trustee accepts the appointment in accordance with the trust agreement.

CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE

     Unless an event of default under the indenture has occurred and is continuing, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the trust property may at the time be located, we will have the power to appoint at any time or times, and upon written request of the property trustee will appoint, one or more persons or entity either (1) to act as a co-trustee, jointly with the property trustee, of all or any part of the trust property, or (2) to act as separate trustee of any trust property. In either case these trustees will have the powers that may be provided in the instrument of appointment, and will have vested in them any property, title, right or power deemed necessary or desirable, subject to the provisions of the trust agreement. In case an event of default under the indenture has occurred and is continuing, the property trustee alone will have power to make the appointment.

MERGER OR CONSOLIDATION OF TRUSTEES

     Generally, any person or successor to any of the trustees may be a successor trustee to any of the trustees, including a successor resulting from a merger or consolidation. However, any successor trustee must meet all of the qualifications and eligibility standards to act as a trustee.

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

MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF THE TRUST

     The trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other person, except as described below. The trust may, at our request, with the consent of the administrative trustees and without the consent of the holders of the preferred securities, the property trustee or the Delaware trustee, undertake a transaction listed above if the following conditions are met:

     - the successor entity either (a) expressly assumes all of the obligations of the trust with respect to the preferred securities, or (b) substitutes for the preferred securities other securities having substantially the same terms as the preferred securities (referred to as "successor securities") so long as the successor securities rank the same in priority as the preferred securities with respect to distributions and payments upon liquidation, redemption and otherwise;

     - we appoint a trustee of the successor entity possessing substantially the same powers and duties as the property trustee in its capacity as the holder of the debentures;

     - the successor securities are listed or traded or will be listed or traded on any national securities exchange or other organization on which the preferred securities are then listed, if any;

     - the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any successor securities) in any material respect;

     - the successor entity has a purpose substantially identical to that of the trust;

     - prior to the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, we have received an opinion from independent counsel that (a) any transaction of this kind does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any successor securities) in any material respect, and (b) following the transaction, neither the trust nor the successor entity will be required to register as an "investment company" under the Investment Company Act; and

     - we own all of the common securities of the successor entity and guarantee the obligations of the successor entity under the successor securities at least to the extent provided by the guarantee.

Notwithstanding the foregoing, the trust may not, except with the consent of every holder of the preferred securities, enter into any transaction of this kind if the transaction would cause the trust or the successor entity not to be classified as a grantor trust for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF TRUST AGREEMENT

     Except as described below and under "Description of the Guarantee -- Amendments and Assignment" and as otherwise required by the Trust Indenture Act and the trust agreement, the holders of the preferred securities will have no voting rights.

     The trust agreement may be amended from time to time by us and the trustees, without the consent of the holders of the preferred securities, in the following circumstances:

     - with respect to acceptance of appointment by a successor trustee;

     - to cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the trust agreement, as long as the amendment is not inconsistent with the other provisions of the trust agreement and does not have a material adverse effect on the interests of any holder of trust securities; or

     - to modify, eliminate or add to any provisions of the trust agreement if necessary to ensure that the trust will be classified for federal income tax purposes as a grantor trust at all times that any trust securities are outstanding or to ensure that the trust will not be required to register as an "investment company" under the Investment Company Act.

     With the consent of the holders of a majority of the aggregate liquidation amount of the outstanding trust securities, we and the trustees may amend the trust agreement if the trustees receive an opinion of counsel to the effect that the amendment or the exercise of any power granted to the trustees in accordance with the amendment will not affect the trust's status as a grantor trust for federal income tax purposes or the trust's exemption from status as an "investment company" under the Investment Company Act. However, without the consent of each holder of trust securities, the trust agreement may not be amended to (a) change the amount or timing of any distribution on the trust securities or otherwise adversely affect the amount of any distribution required to be made in respect of the trust securities as of a specified date, or (b) restrict the right of a holder of trust securities to institute suit for the enforcement of the payment on or after that date.

     As long as the property trustee holds any debentures, the trustees will not:

     - direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or executing any trust or power conferred on the property trustee with respect to the debentures;

     - waive any past default that is waivable under the indenture;

     - exercise any right to rescind or annul a declaration that the principal of all the debentures will be due and payable; or

     - consent to any amendment or termination of the indenture or the debentures, where the consent is required, without obtaining the prior approval of the holders of a majority in aggregate liquidation amount of all outstanding preferred securities. However, where a consent under the indenture requires the consent of each holder of the affected debentures, no consent will be given by the property trustee without the prior consent of each holder of the preferred securities.

The trustees may not revoke any action previously authorized or approved by a vote of the holders of the preferred securities except by subsequent vote of the holders of the preferred securities. The property trustee will notify each holder of preferred securities of any notice of default with respect to the debentures. In addition to obtaining the foregoing approvals of the holders of the preferred securities, prior to taking any of the foregoing actions, the trustees must obtain an opinion of counsel experienced in these matters to the effect that the trust will not be classified as an association taxable as a corporation for federal income tax purposes on account of the action.

     Any required approval of holders of trust securities may be given at a meeting of holders of the trust securities convened for the purpose or pursuant to written consent. The property trustee will cause a notice of any meeting at which holders of the trust securities are entitled to vote, or of any matter upon which action by written consent of the holders is to be taken, to be given to each holder of record of trust securities.

     No vote or consent of the holders of preferred securities will be required for the trust to redeem and cancel its preferred securities in accordance with the trust agreement.

     Notwithstanding the fact that holders of preferred securities are entitled to vote or consent under any of the circumstances described above, any of the preferred securities that are owned by Midwest Banc Holdings, the trustees or any affiliate of Midwest Banc Holdings or any trustee, will, for purposes of the vote or consent, be treated as if they were not outstanding.

GLOBAL PREFERRED SECURITIES

     The preferred securities will be represented by one or more global preferred securities registered in the name of The Depository Trust Company, New York, New York ("DTC"), or its nominee. A global preferred security is a security representing interests of more than one beneficial holder. Ownership of beneficial interests in the global preferred securities will be reflected in DTC participant account records through DTC's book-entry transfer and registration system. Participants are brokers, dealers, or others having accounts with DTC. Indirect beneficial interests of other persons investing in the preferred securities will be shown on, and transfers will be effected only through, records maintained by DTC participants. Except as described below, preferred securities in definitive form will not be issued in exchange for the global preferred securities. See "Book-Entry Issuance."

     No global preferred security may be exchanged for preferred securities registered in the names of persons other than DTC or its nominee unless:

     - DTC notifies the indenture trustee that it is unwilling or unable to continue as a depositary for the global preferred security and we are unable to locate a qualified successor depositary;

     - we execute and deliver to the indenture trustee a written order stating that we elect to terminate the book-entry system through DTC; or

     - there shall have occurred and be continuing an event of default under the indenture.

Any global preferred security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in the names as DTC shall direct. It is expected that the instructions will be based upon directions received by DTC with respect to ownership of beneficial interests in the global preferred security. If preferred securities are issued in definitive form, the preferred securities will be in denominations of $25 and integral multiples of $25 and may be transferred or exchanged at the offices described below.

     Unless and until it is exchanged in whole or in part for the individual preferred securities represented thereby, a global preferred security may not be transferred except as a whole by DTC to a nominee of DTC, by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor depositary or any nominee of the successor.

     Payments on global preferred securities will be made to DTC, as the depositary for the global preferred securities. If the preferred securities are issued in definitive form, distributions will be payable by check mailed to the address of record of the persons entitled to the distribution, and the transfer of the preferred securities will be registrable, and preferred securities will be exchangeable for preferred securities of other denominations of a like aggregate liquidation amount, at the corporate office of the property trustee, or at the offices of any paying agent or transfer agent appointed by the administrative trustees. In addition, if the preferred securities are issued in definitive form, the record dates for payment of distributions will be the 15th day of the month in which the relevant distribution date occurs. For a description of the terms of DTC arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Book-Entry Issuance."

     Upon the issuance of one or more global preferred securities, and the deposit of the global preferred security with or on behalf of DTC or its nominee, DTC or its nominee will credit, on its book-entry registration and transfer system, the respective aggregate liquidation amounts of the individual preferred securities represented by the global preferred security to the designated accounts of persons that participate in the DTC system. These participant accounts will be designated by the dealers, underwriters or agents selling the preferred securities. Ownership of beneficial interests in a global preferred security will be limited to persons or entities having an account with DTC or who may hold interests through participants. With respect to interests of any person or entity that is a DTC participant, ownership of beneficial interests in a global preferred security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee. With respect to persons or entities who hold interests in a global preferred security through a participant, the interest and any transfer of the interest will be shown only on the participant's records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global preferred security.

     So long as DTC or another depositary, or its nominee, is the registered owner of the global preferred security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the preferred securities represented by the global preferred security for all purposes under the trust agreement. Except as described in this prospectus, owners of beneficial interests in a global preferred security will not be entitled to have any of the individual preferred securities represented by the global preferred security registered in their names, will not receive or be entitled to receive physical delivery of any the preferred securities in definitive form and will not be considered the owners or holders of the preferred securities under the trust agreement.

     None of us, the property trustee, any paying agent or the securities registrar for the preferred securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global preferred security representing the preferred securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

     We expect that DTC or its nominee, upon receipt of any payment of the liquidation amount or distributions in respect of a global preferred security, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interest in the aggregate liquidation amount of the global preferred security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global preferred security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." The payments will be the responsibility of the participants. See "Book-Entry Issuance."

PAYMENT AND PAYING AGENCY

     Payments in respect of the preferred securities shall be made to DTC, which shall credit the relevant accounts of participants on the applicable distribution dates, or, if any of the preferred securities are not held by DTC, the payments shall be made by check mailed to the address of the holder as listed on the register of holders of the preferred securities. The paying agent for the preferred securities will initially be the property trustee and any co-paying agent chosen by the property trustee and acceptable to us and the administrative trustees. The paying agent for the preferred securities may resign as paying agent upon 30 days' written notice to the administrative trustees, the property trustee and us. If the property trustee no longer is the paying agent for the preferred securities, the administrative trustees will appoint a successor to act as paying agent. The successor must be a bank or trust company acceptable to us and the property trustee.

REGISTRAR AND TRANSFER AGENT

     The property trustee will act as the registrar and the transfer agent for the preferred securities. Registration of transfers of preferred securities will be effected without charge by or on behalf of the trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The trust and its registrar and transfer agent will not be required to register or cause to be registered the transfer of preferred securities after they have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

     The property trustee, until the occurrence and continuance of an event of default under the trust agreement, undertakes to perform only the duties set forth in the trust agreement. After an event of default under the trust agreement, the property trustee must exercise the same degree of care and skill as a prudent person exercises or uses in the conduct of its own affairs. The property trustee is under no obligation to exercise any of the powers vested in it by the trust agreement at the request of any holder of preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred. If no event of default under the trust agreement has occurred and is continuing and the property trustee is required to decide between alternative causes of action, construe ambiguous or inconsistent provisions in the trust agreement or is unsure of the application of any provision of the trust agreement, and the matter is not one on which holders of preferred securities are entitled to vote upon, then the property trustee will take the action directed in writing by us. If the property trustee is not so directed, then it will take the action it deems advisable and in the best interests of the holders of the trust securities and will have no liability except for its own bad faith, negligence or willful misconduct.

MISCELLANEOUS

     The administrative trustees are authorized and directed to conduct the affairs of and to operate the trust in such a way that:

     - the trust will not be deemed to be an "investment company" required to be registered under Investment Company Act;

     - the trust will not be classified as an association taxable as a corporation for federal income tax purposes; and

     - the debentures will be treated as indebtedness of Midwest Banc Holdings for federal income tax purposes.

In this regard, we and the administrative trustees are authorized to take any action not inconsistent with applicable law, the certificate of trust or the trust agreement, that we and the administrative trustees determine to be necessary or desirable for these purposes.

     Holders of the preferred securities have no preemptive or similar rights. The trust agreement and the trust securities will be governed by Delaware law.

                         DESCRIPTION OF THE DEBENTURES

     Concurrently with the issuance of the preferred securities, the trust will invest the proceeds from the sale of the trust securities in the debentures issued by us. The debentures will be issued as unsecured debt under the indenture between us and Wilmington Trust Company, as indenture trustee. The indenture will be qualified under the Trust Indenture Act.

     The following discussion is subject to, and is qualified in its entirety by reference to, the indenture and to the Trust Indenture Act. We urge prospective investors to read the form of the indenture, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

GENERAL

     The debentures will be limited in aggregate principal amount to $25,773,200. This amount represents the sum of the aggregate stated liquidation amounts of the trust securities. The debentures will bear interest at the annual
rate of   % of the principal amount. The interest will be payable quarterly on
March 31, June 30, September 30 and December 31 of each year, beginning September 30, 2000, to the person in whose name each debenture is registered at the close of business on the 15th day of the last month of the calendar quarter. It is anticipated that, until the liquidation, if any, of the trust, the debentures will be held in the name of the property trustee in trust for the benefit of the holders of the trust securities.

     The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. If any date on which interest is payable on the debentures is not a business day, then payment of interest will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. However, if the next business day is in the next calendar year, payment of the interest will be made on the immediately preceding business day. Accrued interest that is not paid on the applicable interest payment date will bear additional interest on the amount due
at the annual rate of   %, compounded quarterly.

     The debentures will mature on             , 2030, the stated maturity date.
We may shorten this date once at any time to any date not earlier than
            , 2005, subject to the prior approval of the Federal Reserve, if required.

     We will give notice to the indenture trustee and the holders of the debentures, no more than 180 days and no less than 90 days prior to the effectiveness of any change in the stated maturity date. We will not have the
right to redeem the debentures from the trust until after             , 2005,
except if (a) a Tax Event, an Investment Company Event or a Capital Treatment Event has occurred, or (b) we repurchase preferred securities in the market, in which case we can elect to redeem debentures specifically in exchange for a like amount of preferred securities owned by us plus a proportionate amount of common securities.

     The debentures will be unsecured and will rank junior to all of our senior and subordinated debt, including indebtedness we may incur in the future. Because we are a holding company, our right to participate in any distribution of assets of any of our subsidiaries, upon any subsidiary's liquidation or reorganization or otherwise, and thus the ability of holders of the debentures to benefit indirectly from any distribution by a subsidiary, is subject to the prior claim of creditors of the subsidiary, except to the extent that we may be recognized as a creditor of the subsidiary. The debentures will, therefore, be effectively subordinated to all existing and future liabilities of our subsidiaries, and holders of debentures should look only to our assets for payment. The indenture does not limit our ability to incur or issue secured or unsecured senior and junior debt. See "-- Subordination."

     The indenture does not contain provisions that afford holders of the debentures protection in the event of a highly leveraged transaction or other similar transaction involving us, nor does it require us to maintain or achieve any financial performance levels or to obtain or maintain any credit rating on the debentures.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     As long as no event of default under the indenture has occurred and is continuing, we have the right under the indenture to defer the payment of interest on the debentures at any time for a period not exceeding 20 consecutive quarters. However, no extension period may extend beyond the stated maturity of the debentures or end on a date other than a date interest is normally due. At the end of an extension period, we must pay all interest then accrued and
unpaid, together with interest thereon at the annual rate of      %, compounded
quarterly. During an extension period, interest will continue to accrue and holders of debentures, or the holders of preferred securities if they are then outstanding, will be required to accrue and recognize as income for federal income tax purposes the accrued but unpaid interest amounts in the year in which such amounts accrued. See "Federal Income Tax Consequences -- Interest Payment Period and Original Issue Discount."

     During an extension period, we may not:

     - declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock (other than the reclassification of any class of capital stock into another class of capital stock) or allow any of our subsidiaries to do the same with respect to their capital stock (other than payment of dividends or distributions to us);

     - make or allow any of our subsidiaries to make any payment of principal, interest or premium on, or repay, repurchase or redeem any debt securities issued by us that rank equally with or junior to the debentures;

     - make or allow any of our subsidiaries to make any guarantee payments with respect to any other guarantee by us of any other debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the debentures (other than payments under the guarantee); or

     - redeem, purchase or acquire less than all of the debentures or any of the preferred securities.

     Prior to the termination of any extension period, so long as no event of default under the indenture is continuing, we may further defer the payment of interest subject to the above stated requirements. Upon the termination of any extension period and the payment of all amounts then due, we may elect to begin a new extension period at any time. We do not currently intend to exercise our right to defer payments of interest on the debentures.

     We must give the property trustee, the administrative trustees and the indenture trustee notice of our election of an extension period at least two business days prior to the earlier of (a) the next date on which distributions on the trust securities would have been payable except for the election to begin an extension period, or (b) the date we are required to give notice of the record date, or the date the distributions are payable, to the American Stock Exchange, or other applicable self-regulatory organization, or to holders of the preferred securities, but in any event at least one business day prior to the record date.

     Other than as described above, there is no limitation on the number of times that we may elect to begin an extension period.

ADDITIONAL SUMS TO BE PAID AS A RESULT OF ADDITIONAL TAXES

     If the trust is required to pay any additional taxes, duties, assessments or other governmental charges as a result of the occurrence of a Tax Event, we will pay as additional interest on the debentures any amounts which may be required so that the net amounts received and retained by the trust after paying any additional taxes, duties, assessments or other governmental charges will not be less than the amounts the trust would have received had the additional taxes, duties, assessments or other governmental charges not been imposed.

REDEMPTION

     Subject to prior approval of the Federal Reserve, if required, we may redeem the debentures prior to maturity:

     - on or after             , 2005, in whole at any time or in part from time
       to time;

     - in whole at any time within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event; or

     - at any time, to the extent of any preferred securities we repurchase plus a proportionate amount of the common securities we hold.

In each case we will pay a redemption price equal to the accrued and unpaid interest on the debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount of the redeemed debentures.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of debentures to be redeemed at its registered address. Redemption of less than all outstanding debentures must be effected proportionately, by lot or in any other manner deemed to be fair and appropriate by the indenture trustee. Unless we default in payment of the redemption price for the debentures, on and after the redemption date interest will no longer accrue on the debentures or the portions of the debentures called for redemption.

     The debentures will not be subject to any sinking fund.

DISTRIBUTION UPON LIQUIDATION

     As described under "Description of the Preferred Securities -- Liquidation Distribution Upon Termination," under certain circumstances and with the Federal Reserve's approval, the debentures may be distributed to the holders of the preferred securities in liquidation of the trust after satisfaction of liabilities to creditors of the trust. If this occurs, we will use our reasonable efforts to list the debentures on the American Stock Exchange or other stock exchange or national quotation system on which the preferred securities are then listed, if any. There can be no assurance as to the market price of any debentures that may be distributed to the holders of preferred securities.

RESTRICTIONS ON PAYMENTS

     We are restricted from making certain payments (as described below) if we have chosen to defer payment of interest on the debentures, an event of default has occurred and is continuing under the indenture or we are in default with respect to our obligations under the guarantee.

     If either of these events shall have occurred, we will not:

     - declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock (other than the reclassification of any class of our capital stock into another class of capital stock) or allow any of our subsidiaries to do the same with respect to their capital stock (other than payment of dividends or distributions to us);

     - make or allow any of our subsidiaries to make any payment of principal, interest or premium on, or repay or repurchase or redeem any of our debt securities that rank equally with or junior to the debentures;

     - make or allow any of our subsidiaries to make any guarantee payments with respect to any guarantee by us of the debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the debentures (other than payments under the guarantee); or

     - redeem, purchase or acquire less than all of the debentures or any of the preferred securities.

SUBORDINATION

     The debentures are subordinated and junior in right of payment to all of our senior and subordinated debt (as defined below). Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up or reorganization of Midwest Banc Holdings, whether voluntary or involuntary in bankruptcy, insolvency, receivership or other proceedings in connection with any insolvency or bankruptcy proceedings, the holders of our senior and subordinated debt will first be entitled to receive payment in full of principal and interest before the holders of debentures will be entitled to receive or retain any payment in respect of the debentures.

     If the maturity of any debentures is accelerated, the holders of all of our senior and subordinated debt outstanding at the time of the acceleration will also be entitled to first receive payment in full of all amounts due to them, including any amounts due upon acceleration, before the holders of the debentures will be entitled to receive or retain any principal or interest payments on the debentures.

     No payments of principal or interest on the debentures may be made if there has occurred and is continuing a default in any payment with respect to any of our senior or subordinated debt or an event of default with respect to any of our senior or subordinated debt resulting in the acceleration of the maturity of the senior or subordinated debt, or if any judicial proceeding is pending with respect to any default.

     The term "debt" means, with respect to any person, whether recourse is to all or a portion of the assets of the person and whether or not contingent:

     - every obligation of the person for money borrowed;

     - every obligation of the person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

     - every reimbursement obligation of the person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of the person;

     - every obligation of the person issued or assumed as the deferred purchase price of property or services, excluding trade accounts payable or accrued liabilities arising in the ordinary course of business;
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

     - every capital lease obligation of the person; and

     - every obligation of the type referred to in the first five points of another person and all dividends of another person the payment of which, in either case, the first person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

     The term "senior debt" means the principal of, and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us, on, debt, whether incurred on or prior to the date of the indenture or incurred after the date. However, senior debt will not be deemed to include:

     - any debt where it is provided in the instrument creating the debt that the obligations are not superior in right of payment to the debentures or to other debt which is equal with, or subordinated to, the debentures;

     - any of our debt that when incurred and without regard to any election under the federal bankruptcy laws, was without recourse to us;

     - any debt of ours to any of our subsidiaries;

     - any debt to any of our employees;

     - any debt that by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject; and

     - debt which constitutes subordinated debt.

     The term "subordinated debt" means the principal of, and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us, on, debt. Subordinated debt includes debt incurred on or prior to the date of the indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other debt of ours, other than the debentures. However, subordinated debt will not be deemed to include:

     - any of our debt which when incurred and without regard to any election under the federal bankruptcy laws was without recourse to us;

     - any debt of ours to any of our subsidiaries;

     - any debt to any of our employees;

     - any debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject;

     - debt which constitutes senior debt; and

     - any debt of ours under debt securities (and guarantees in respect of these debt securities) initially issued to any trust, or a trustee of a trust, partnership or other entity affiliated with us that is, directly or indirectly, our financing vehicle in connection with the issuance by that entity of preferred securities or other securities which are intended to qualify for "Tier 1" capital treatment.

     We expect from time to time to incur additional indebtedness, and there is no limitation under the indenture on the amount we may incur. We had consolidated senior and subordinated debt of $269.0 million at March 31, 2000. Although a portion of these amounts are expected to be repaid with a
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

portion of the proceeds from the sale of the debentures, additional senior or subordinated debt can be expected to be incurred in the future.

PAYMENT AND PAYING AGENTS

     Generally, payment of principal of and interest on the debentures will be made at the office of the indenture trustee in Wilmington, Delaware. However, we have the option to make payment of any interest by (a) check mailed to the address of the person entitled to payment at the address listed in the register of holders of the debentures, or (b) wire transfer to an account maintained by the person entitled thereto as specified in the register of holders of the debentures, provided that proper transfer instructions have been received by the applicable record date. Payment of any interest on debentures will be made to the person in whose name the debenture is registered at the close of business on the regular record date for the interest payment, except in the case of defaulted interest.

     Any moneys deposited with the indenture trustee or any paying agent for the debentures, or then held by us in trust, for the payment of the principal of or interest on the debentures and remaining unclaimed for two years after the principal or interest has become due and payable, will be repaid to us on June 30 of each year. If we hold any of this money in trust, then it will be discharged from the trust to us and the holder of the debenture will thereafter look, as a general unsecured creditor, only to us for payment.

REGISTRAR AND TRANSFER AGENT

     The indenture trustee will act as the registrar and the transfer agent for the debentures. Debentures may be presented for registration of transfer, with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed, at the office of the registrar. Provided that we maintain a transfer agent in Wilmington, Delaware, we may rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts. We may at any time designate additional transfer agents with respect to the debentures.

     If we redeem any of the debentures, neither we nor the indenture trustee will be required to (a) issue, register the transfer of or exchange any debentures during a period beginning at the opening of business 15 days before the day of the mailing of and ending at the close of business on the day of the mailing of the relevant notice of redemption, or (b) transfer or exchange any debentures so selected for redemption, except, in the case of any debentures being redeemed in part, any portion not to be redeemed.

MODIFICATION OF INDENTURE

     We and the indenture trustee may, from time to time without the consent of the holders of the debentures, amend, waive our rights under or supplement the indenture for purposes which do not materially adversely affect the rights of the holders of the debentures. Other changes may be made by us and the indenture trustee with the consent of the holders of a majority in principal amount of the outstanding debentures. However, without the consent of the holder of each outstanding debenture affected by the proposed modification, no modification may:

     - extend the maturity date of the debentures; or

     - reduce the principal amount or the rate or extend the time of payment of interest; or

     - reduce the percentage of principal amount of debentures required to amend the indenture.

     As long as any of the preferred securities remain outstanding, no modification of the indenture may be made that requires the consent of the holders of the debentures, no termination of the indenture may occur, and no waiver of any event of default under the indenture may be effective, without the prior consent of the holders of a majority of the aggregate liquidation amount of the preferred securities.

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

DEBENTURE EVENTS OF DEFAULT

     The indenture provides that any one or more of the following events with respect to the debentures that has occurred and is continuing constitutes an event of default under the indenture:

     - our failure to pay any interest on the debentures for 30 days after the due date, except where we have properly deferred the interest payment;

     - our failure to pay any principal on the debentures when due whether at maturity, upon redemption or otherwise;

     - our failure to observe or perform in any material respect any other covenants or agreements contained in the indenture for 90 days after written notice to us from the indenture trustee or the holders of at least 25% in aggregate outstanding principal amount of the debentures; or

     - our bankruptcy, insolvency or reorganization or dissolution of the trust.

     The holders of a majority of the aggregate outstanding principal amount of the debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee. The indenture trustee, or the holders of at least 25% in aggregate outstanding principal amount of the debentures, may declare the principal due and payable immediately upon an event of default under the indenture. The holders of a majority of the outstanding principal amount of the debentures may rescind and annul the declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration, has been deposited with the indenture trustee. The holders may not annul the declaration and waive a default if the default is the non-payment of the principal of the debentures which has become due solely by the acceleration. Should the holders of the debentures fail to annul the declaration and waive the default, the holders of at least 25% in aggregate liquidation amount of the preferred securities will have this right.

     If an event of default under the indenture has occurred and is continuing, the property trustee will have the right to declare the principal of and the interest on the debentures, and any other amounts payable under the indenture, to be immediately due and payable and to enforce its other rights as a creditor with respect to the debentures.

     We are required to file annually with the indenture trustee a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the indenture.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF THE PREFERRED SECURITIES

     If an event of default under the indenture has occurred and is continuing and the event is attributable to the failure by us to pay interest on or principal of the debentures on the date on which the payment is due and payable, then a holder of preferred securities may institute a direct action against us to compel us to make the payment. We may not amend the indenture to remove the foregoing right to bring a direct action without the prior written consent of all of the holders of the preferred securities. If the right to bring a direct action is removed, the trust may become subject to the reporting obligations under the Securities Exchange Act of 1934.

     The holders of the preferred securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the debentures unless there has been an event of default under the trust agreement. See "Description of the Preferred Securities -- Events of Default; Notice."

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

     We may not consolidate with or merge into any other entity or convey or transfer our properties and assets substantially as an entirety to any entity, and no entity may be consolidated with or merged into us or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to us, unless:

     - if we consolidate with or merge into another person or convey or transfer our properties and assets substantially as an entirety to any person, the successor person is organized under the laws of the United States or any State or the District of Columbia, and the successor person expressly assumes by supplemental indenture our obligations on the debentures;

     - immediately after the transaction, no event of default under the indenture, and no event which, after notice or lapse of time, or both, would become an event of default under the indenture, has occurred and is continuing; and

     - other conditions as prescribed in the indenture are met.

SATISFACTION AND DISCHARGE

     The indenture will cease to be of further effect and we will be deemed to have satisfied and discharged our obligations under the indenture when all debentures not previously delivered to the indenture trustee for cancellation:

     - have become due and payable;

     - will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and we deposit or cause to be deposited with the indenture trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the debentures not previously delivered to the indenture trustee for cancellation, for the principal and interest due to the date of the deposit or to the stated maturity or redemption date, as the case may be.

     We may still be required to provide officers' certificates, opinions of counsel and pay fees and expenses due after these events occur.

GOVERNING LAW

     The indenture and the debentures will be governed by and construed in accordance with the law State of Illinois.

INFORMATION CONCERNING THE INDENTURE TRUSTEE

     The indenture trustee is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to these provisions, the indenture trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of debentures, unless offered reasonable indemnity by the holder against the costs, expenses and liabilities which might be incurred. The indenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the indenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

MISCELLANEOUS

     We have agreed, pursuant to the indenture, for so long as preferred securities remain outstanding:

     - to maintain directly or indirectly 100% ownership of the common securities of the trust, except that certain successors that are permitted pursuant to the indenture may succeed to our ownership of the common securities;

     - not to voluntarily terminate, wind up or liquidate the trust without prior approval of the Federal Reserve, if required;

     - to use our reasonable efforts to cause the trust (a) to remain a business trust (and to avoid involuntary termination, winding up or liquidation), except in connection with a distribution of debentures, the redemption of all of the trust securities of the trust or mergers, consolidations or amalgamations, each as permitted by the trust agreement; and (b) to otherwise continue not to be treated as an association taxable as a corporation or partnership for federal income tax purposes; and

     - to use our reasonable efforts to cause each holder of trust securities to be treated as owning an individual beneficial interest in the debentures.

                              BOOK-ENTRY ISSUANCE

GENERAL

     DTC will act as securities depositary for the preferred securities and may act as securities depositary for all of the debentures in the event of the distribution of the debentures to the holders of preferred securities. Except as described, the preferred securities will be issued only as registered securities in the name of Cede & Co. (DTC's nominee). One or more global preferred securities will be issued for the preferred securities and will be deposited with DTC.

     DTC is a limited purpose trust company organized under New York banking law, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to indirect participants, such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

     Purchases of preferred securities within the DTC system must be made by or through direct participants, which will receive a credit for the preferred securities on DTC's records. The ownership interest of each actual purchaser of each preferred security ("beneficial owner") is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased preferred securities. Transfers of ownership interests in the preferred securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in preferred securities, except if use of the book-entry-only system for the preferred securities is discontinued.

     DTC will have no knowledge of the actual beneficial owners of the preferred securities; DTC's records reflect only the identity of the direct participants to whose accounts the preferred securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be accurate, but we and the trust assume no responsibility for the accuracy thereof. Neither we nor the trust have any responsibility for the performance by DTC or its participants of

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

their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

NOTICES AND VOTING

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices will be sent to Cede & Co. as the registered holder of the preferred securities. If less than all of the preferred securities are being redeemed, the amount to be redeemed will be determined in accordance with the trust agreement.

     Although voting with respect to the preferred securities is limited to the holders of record of the preferred securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to preferred securities. Under its usual procedures, DTC would mail an omnibus proxy to the property trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the preferred securities are credited on the record date.

DISTRIBUTION OF FUNDS

     The property trustee will make distribution payments on the preferred securities to DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of the participant and not of DTC, the property trustee, the trust or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the property trustee, disbursement of the payments to direct participants is the responsibility of DTC, and disbursements of the payments to the beneficial owners is the responsibility of direct and indirect participants.

SUCCESSOR DEPOSITARIES AND TERMINATION OF BOOK-ENTRY SYSTEM

     DTC may discontinue providing its services with respect to any of the preferred securities at any time by giving reasonable notice to the property trustee or us. If no successor securities depositary is obtained, definitive certificates representing the preferred securities are required to be printed and delivered. We also have the option to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). After an event of default under the indenture, the holders of a majority in liquidation amount of preferred securities may determine to discontinue the system of book-entry transfers through DTC. In these events, definitive certificates for the preferred securities will be printed and delivered.

                          DESCRIPTION OF THE GUARANTEE

     The preferred securities guarantee agreement will be executed and delivered by us concurrently with the issuance of the preferred securities for the benefit of the holders of the preferred securities. The guarantee agreement will be qualified as an indenture under the Trust Indenture Act. Wilmington Trust Company, the guarantee trustee, will act as trustee for purposes of complying with the provisions of the Trust Indenture Act, and will also hold the guarantee for the benefit of the holders of the preferred securities. Prospective investors are urged to read the form of the guarantee agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

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

GENERAL

     We agree to pay in full on a subordinated basis, to the extent described in the guarantee agreement, the guarantee payments (as defined below) to the holders of the preferred securities, as and when due, regardless of any defense, right of set-off or counterclaim that the trust may have or assert other than the defense of payment.

     The following payments with respect to the preferred securities are called the "guarantee payments" and, to the extent not paid or made by the trust and to the extent that the trust has funds available for those distributions, will be subject to the guarantee:

     - any accumulated and unpaid distributions required to be paid on the preferred securities;

     - with respect to any preferred securities called for redemption, the redemption price; and

     - upon a voluntary or involuntary dissolution, winding up or termination of the trust (other than in connection with the distribution of debentures to the holders of preferred securities in exchange for preferred securities), the lesser of:

      (a) the amount of the liquidation distribution; and

      (b) the amount of assets of the trust remaining available for distribution to holders of preferred securities in liquidation of the trust.

We may satisfy our obligations to make a guarantee payment by making a direct payment of the required amounts to the holders of the preferred securities or by causing the trust to pay the amounts to the holders.

     The guarantee agreement is a guarantee, on a subordinated basis, of the guarantee payments, but the guarantee only applies to the extent the trust has funds available for those distributions. If we do not make interest payments on the debentures purchased by the trust, the trust will not have funds available to make the distributions and will not pay distributions on the preferred securities.

STATUS OF THE GUARANTEE

     The guarantee constitutes our unsecured obligation that ranks subordinate and junior in right of payment to all of our senior and subordinated debt in the same manner as the debentures and senior to our capital stock. We expect to incur additional indebtedness in the future, although we have no specific plans in this regard presently, and neither the indenture nor the trust agreement limits the amounts of the obligations that we may incur.

     The guarantee constitutes a guarantee of payment and not of collection. If we fail to make guarantee payments when required, holders of preferred securities may institute a legal proceeding directly against us to enforce their rights under the guarantee without first instituting a legal proceeding against any other person or entity.

     The guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by the trust or upon distribution of the debentures to the holders of the preferred securities. Because we are a bank holding company, our right to participate in any distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent we may be recognized as a creditor of that subsidiary. Our obligations under the guarantee, therefore, will be effectively subordinated to all existing and future liabilities of our subsidiaries, and claimants should look only to our assets for payments under the guarantee.

AMENDMENTS AND ASSIGNMENT

     Except with respect to any changes that do not materially adversely affect the rights of holders of the preferred securities, in which case no vote will be required, the guarantee may be amended only with the prior approval of the holders of a majority of the aggregate liquidation amount of the outstanding preferred securities. See "Description of the Preferred Securities -- Voting Rights; Amendment of Trust Agreement."

EVENTS OF DEFAULT; REMEDIES

     An event of default under the guarantee agreement will occur upon our failure to make any required guarantee payments or to perform any other obligations under the guarantee. The holders of a majority in aggregate liquidation amount of the preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee and may direct the exercise of any power conferred upon the guarantee trustee under the guarantee agreement.

     Any holder of preferred securities may institute and prosecute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity.

     We are required to provide to the guarantee trustee annually a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the guarantee agreement.

TERMINATION OF THE GUARANTEE

     The guarantee will terminate and be of no further force and effect upon:

     - full payment of the redemption price of the preferred securities;

     - full payment of the amounts payable upon liquidation of the trust; or

     - distribution of the debentures to the holders of the preferred securities.

If at any time any holder of the preferred securities must restore payment of any sums paid under the preferred securities or the guarantee, the guarantee will continue to be effective or will be reinstated with respect to such amounts.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

     The guarantee trustee, other than during the occurrence and continuance of our default in performance of the guarantee, undertakes to perform only those duties as are specifically set forth in the guarantee. When an event of default has occurred and is continuing, the guarantee trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to those provisions, the guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of any preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

EXPENSE AGREEMENT

     We will, pursuant to the Agreement as to Expenses and Liabilities entered into by us and the trust under the trust agreement, irrevocably and unconditionally guarantee to each person or entity to whom the trust becomes indebted or liable, the full payment of any costs, expenses or liabilities of the trust, other than obligations of the trust to pay to the holders of the preferred securities or other similar interests in the trust of the amounts due to the holders pursuant to the terms of the preferred securities or other similar interests, as the case may be. Third party creditors of the trust may proceed directly against us under the expense agreement, regardless of whether they had notice of the expense agreement.

GOVERNING LAW

     The guarantee will be governed by the laws of the State of Illinois.

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

                RELATIONSHIP AMONG THE PREFERRED SECURITIES, THE
                          DEBENTURES AND THE GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

     We irrevocably guarantee, as and to the extent described in this prospectus, payments of distributions and other amounts due on the preferred securities, to the extent the trust has funds available for the payment of these amounts. We and the trust believe that, taken together, our obligations under the debentures, the indenture, the trust agreement, the expense agreement and the guarantee agreement provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of distributions and other amounts due on the preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes a guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the obligations of the trust under the preferred securities.

     If and to the extent that we do not make payments on the debentures, the trust will not pay distributions or other amounts due on the preferred securities. The guarantee does not cover payment of distributions when the trust does not have sufficient funds to pay the distributions. In this event, the remedy of a holder of preferred securities is to institute a legal proceeding directly against us for enforcement of payment of the distributions to the holder. Our obligations under the guarantee are subordinated and junior in right of payment to all of our other indebtedness.

SUFFICIENCY OF PAYMENTS

     As long as payments of interest and other payments are made when due on the debentures, these payments will be sufficient to cover distributions and other payments due on the preferred securities, primarily because:

     - the aggregate principal amount of the debentures will be equal to the sum of the aggregate stated liquidation amount of the trust securities;

     - the interest rate and interest and other payment dates on the debentures will match the distribution rate and distribution and other payment dates for the preferred securities;

     - we will pay for any and all costs, expenses and liabilities of the trust, except the obligations of the trust to pay to holders of the preferred securities the amounts due to the holders pursuant to the terms of the preferred securities; and

     - the trust will not engage in any activity that is not consistent with the limited purposes of the trust.

ENFORCEMENT RIGHTS OF HOLDERS OF PREFERRED SECURITIES

     A holder of any preferred security may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the trust or any other person. A default or event of default under any of our senior or subordinated debt would not constitute a default or event of default under the trust agreement. In the event, however, of payment defaults under, or acceleration of, our senior or subordinated debt, the subordination provisions of the indenture provide that no payments may be made in respect of the debentures until the obligations have been paid in full or any payment default has been cured or waived. Failure to make required payments on the debentures would constitute an event of default under the trust agreement.

LIMITED PURPOSE OF THE TRUST

     The preferred securities evidence preferred undivided beneficial interests in the assets of the trust. The trust exists for the exclusive purposes of issuing the trust securities, investing the proceeds thereof in debentures and engaging in only those other activities necessary, advisable or incidental thereto. A principal difference between the rights of a holder of a preferred security and the rights of a holder of a debenture is that a holder of a debenture is entitled to receive from us the principal amount of and interest accrued on debentures held, while a holder of preferred securities is entitled to receive distributions from the trust (or from us under the guarantee) if and to the extent the trust has funds available for the payment of the distributions.

RIGHTS UPON TERMINATION

     Upon any voluntary or involuntary termination, winding-up or liquidation of the trust involving the liquidation of the debentures, the holders of the preferred securities will be entitled to receive, out of assets held by the trust, the liquidation distribution in cash. See "Description of the Preferred Securities -- Liquidation Distribution Upon Termination."

     Upon our voluntary or involuntary liquidation or bankruptcy, the property trustee, as holder of the debentures, would be a subordinated creditor of ours. Therefore, the property trustee would be subordinated in right of payment to all of our senior and subordinated debt, but is entitled to receive payment in full of principal and interest before any of our stockholders receive payments or distributions. Since we are the guarantor under the guarantee and have agreed to pay for all costs, expenses and liabilities of the trust other than the obligations of the trust to pay to holders of the preferred securities the amounts due to the holders pursuant to the terms of the preferred securities, the positions of a holder of the preferred securities and a holder of the debentures relative to our other creditors and to our stockholders in the event of liquidation or bankruptcy are expected to be substantially the same.

                        FEDERAL INCOME TAX CONSEQUENCES

GENERAL

     The following summary of the material federal income tax considerations that may be relevant to the purchasers of preferred securities represents the opinion of Vedder, Price, Kaufman & Kammholz, counsel to Midwest Banc Holdings and the trust insofar as it relates to matters of law and legal conclusions. The conclusions expressed herein are based upon current provisions of the Internal Revenue Code of 1986, regulations thereunder and current administrative rulings and court decisions, all of which are subject to change at any time, with possible retroactive effect. Subsequent changes may cause tax consequences to vary substantially from the consequences described below. Furthermore, the authorities on which the following summary is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of preferred securities may differ from the treatment described below.

     No attempt has been made in the following discussion to comment on all federal income tax matters affecting purchasers of preferred securities. Moreover, the discussion generally focuses on holders of preferred securities who are individual citizens or residents of the United States and who acquire preferred securities on their original issue at their offering price and hold preferred securities as capital assets. The discussion has only limited application to dealers in securities, corporations, estates, trusts or nonresident aliens and does not address all the tax consequences that may be relevant to holders who may be subject to special tax treatment, such as, for example, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors or persons that will hold the preferred securities as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset. The following summary also does not address the tax consequences to persons that have a functional currency other than the U.S. dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of preferred securities. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the preferred securities. Accordingly, each prospective investor should consult, and should rely exclusively on, the investor's own tax advisors in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of preferred securities.

CLASSIFICATION OF THE DEBENTURES

     We intend to take the position that the debentures will be classified for federal income tax purposes as indebtedness of Midwest Banc Holdings under current law, and, by acceptance of a preferred security, each holder covenants to treat the debentures as indebtedness and the preferred securities as evidence of an indirect beneficial ownership interest in the debentures. No assurance can be given, however, that this position will not be challenged by the Internal Revenue Service or, if challenged, that it will not be successful. The remainder of this discussion assumes that the debentures will be classified for federal income tax purposes as indebtedness of Midwest Banc Holdings.

CLASSIFICATION OF THE TRUST

     With respect to the preferred securities, Vedder, Price, Kaufman & Kammholz, tax counsel for Midwest Banc Holdings and the trust, has rendered its opinion generally to the effect that, under then current law and assuming full compliance with the terms of the trust agreement and indenture, the trust will be classified for federal income tax purposes as a grantor trust and not as an association taxable as a corporation. Accordingly, for federal income tax purposes, each holder of preferred securities generally will be treated as owning an undivided beneficial interest in the debentures, and each holder will be required to include in its gross income any interest with respect to the debentures at the time such interest is accrued or is received, in accordance with the holder's method of accounting. If the debentures were determined to be subject to the original issue discount ("OID") rules, each holder would instead be required to include in its gross income any OID accrued with respect to its allocable share of the debentures whether or not cash were actually distributed to the holder.

INTEREST PAYMENT PERIOD AND ORIGINAL ISSUE DISCOUNT

     United States persons (including cash basis taxpayers) that hold debt instruments issued with OID must generally include such OID in income as it accrues on a constant yield method even if there is not a corresponding receipt of cash attributable to such income. A debt instrument such as the debentures will generally be treated as issued with OID if the stated interest on the instrument does not constitute "qualified stated interest." Qualified stated interest is generally any one of a series of stated interest payments on an instrument that are unconditionally payable at least annually at a single fixed rate. In determining whether stated interest on an instrument is unconditionally payable and thus constitutes qualified stated interest, remote contingencies as to the timely payment of stated interest are ignored. In the case of the debentures, we have concluded that the likelihood of exercising our option to defer payments of interest is remote. This is in part because we have a history of declaring dividends on our common stock and we would be unable to continue paying these dividends, which could adversely affect the market for our common stock, if we deferred our payments under the debentures.

     If the option to defer any payment of interest was determined not to be "remote" or if Midwest Banc Holdings actually exercises its option to defer the payment of interest, the debentures would be treated as issued with OID at the time of issuance or at the time of such exercise, as the case may be, and all stated interest would thereafter be treated as OID as long as the debentures remained outstanding. In such event, all of a United States person's taxable interest income in respect of the debentures would constitute OID that would have to be included in income on a constant yield method before the receipt of the cash attributable to such income, regardless of such person's method of tax accounting, and actual distributions of stated interest would not be reported as taxable income. Consequently, a holder of preferred securities would be required to include such OID in gross income even though Midwest Banc Holdings would not make any actual cash payments during an extension period.

     The above information is based on recently promulgated Treasury Regulations, which have not been interpreted by any court decisions or addressed in any ruling or other pronouncements of the IRS, and it is possible that the IRS could take a position contrary to the conclusions herein.

     Because income on the preferred securities will constitute interest, corporate holders of preferred securities will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the preferred securities.

MARKET DISCOUNT AND ACQUISITION PREMIUM

     Holders of preferred securities other than a holder who purchased the preferred securities upon original issuance may be considered to have acquired their undivided interests in the debentures with "market discount" or "acquisition premium" as these phrases are defined for federal income tax purposes. Such holders are advised to consult their tax advisors as to the income tax consequences of the acquisition, ownership and disposition of the preferred securities.

RECEIPT OF DEBENTURES OR CASH UPON LIQUIDATION OF THE TRUST

     Under the circumstances described under "Description of the Preferred Securities -- Redemption or Exchange" and "-- Liquidation Distribution Upon Termination," the debentures may be distributed to holders of preferred securities upon a liquidation of the trust. Under current federal income tax law, such a distribution would be treated as a nontaxable event to the holder and would result in the holder having an aggregate tax basis in the debentures received in the liquidation equal to the holder's aggregate tax basis in the preferred securities immediately before the distribution. A holder's holding period in debentures received in liquidation of the trust would include the period for which the holder held the preferred securities.

     If, however, a Tax Event occurs which results in the trust being treated as an association taxable as a corporation, the distribution would likely constitute a taxable event to holders of the preferred securities. Under certain circumstances described herein, the debentures may be redeemed for cash and the proceeds of the redemption distributed to holders in redemption of their preferred securities. Under current law, such a redemption should, to the extent that it constitutes a complete redemption, constitute a taxable disposition of the redeemed preferred securities, and, for federal income tax purposes, a holder should recognize gain or loss as if the holder sold the preferred securities for cash.

DISPOSITION OF PREFERRED SECURITIES

     A holder that sells preferred securities will recognize gain or loss equal to the difference between the amount realized on the sale of the preferred securities and the holder's adjusted tax basis in the preferred securities. A holder's adjusted tax basis in the preferred securities generally will be its initial purchase price increased by OID previously includible in the holder's gross income to the date of disposition and decreased by payments received on the preferred securities to the date of disposition. A gain or loss of this kind will generally be a capital gain or loss and will be a long-term capital gain or loss if the preferred securities have been held for more than one year at the time of sale.

     The preferred securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying debentures. A holder that disposes of its preferred securities between record dates for payments of distributions thereon will be required to include accrued but unpaid interest on the debentures through the date of disposition in income as ordinary income, and to add the amount to its adjusted tax basis in its proportionate share of the underlying debentures deemed disposed of. To the extent the selling price is less than the holder's adjusted tax basis a holder will recognize a capital loss. The adjusted basis would include, in the form of OID, all accrued but unpaid interest. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for federal income tax purposes.

EFFECT OF POSSIBLE CHANGES IN TAX LAWS

     Congress and the Clinton Administration have considered certain proposed tax law changes in the past that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations if the debt obligations have a maximum term in excess of 15 years and are not shown as indebtedness on the issuer's applicable consolidated balance sheet. Other proposed tax law changes would have denied interest deductions if the term was in excess of 20 years. Although these proposed tax law changes have not been enacted into law, there can be no assurance that tax law changes will not be reintroduced into future legislation which, if enacted after the date hereof, may adversely affect the federal income tax deductibility of interest payable on the debentures. Accordingly, there can be no assurance that a Tax Event will not occur. A Tax Event would permit us, upon approval of the Federal Reserve if then required to cause a redemption of the preferred securities before, as well as
after,             , 2005. See "Description of the Debentures -- Redemption" and
"Description of the Preferred Securities -- Redemption or Exchange -- Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event."

BACKUP WITHHOLDING AND INFORMATION REPORTING

     The amount of qualified stated interest, or, if applicable, OID, accrued on the preferred securities held of record by individual citizens or residents of the United States, or certain trusts, estates and partnerships, will be reported to the Internal Revenue Service on Forms 1099-INT, or, where applicable, Forms 1099-OID, which forms should be mailed to the holders by January 31 following each calendar year. Payments made on, and proceeds from the sale of, the preferred securities may be subject to a "backup" withholding tax (currently at 31%) unless the holder complies with certain identification and other requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the holder's federal income tax liability, provided the required information is provided to the Internal Revenue Service.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON THE PARTICULAR SITUATION OF A HOLDER OF PREFERRED SECURITIES. HOLDERS OF PREFERRED SECURITIES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

                              ERISA CONSIDERATIONS

     Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, or Section 4975 of the Internal Revenue Code, generally may purchase preferred securities, subject to the investing fiduciary's determination that the investment in preferred securities satisfies ERISA's fiduciary standards and other requirements applicable to investments by the plan.

     In any case, we and/or any of our affiliates may be considered a "party in interest" (within the meaning of ERISA) or a "disqualified person" (within the meaning of Section 4975 of the Internal Revenue Code) with respect to certain plans. These plans generally include plans maintained or sponsored by, or contributed to by, any such persons with respect to which we or any of our affiliates are a fiduciary or plans for which we or any of our affiliates provide services. The acquisition and ownership of preferred securities by a plan (or by an individual retirement arrangement or other plans described in Section 4975(e)(1) of the Internal Revenue Code) with respect to which we or any of our affiliates are considered a party in interest or a disqualified person may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code, unless the preferred securities are acquired pursuant to and in accordance with an applicable exemption.

     As a result, plans with respect to which we or any of our affiliates or any of its affiliates is a party in interest or a disqualified person should not acquire preferred securities unless the preferred securities are acquired pursuant to and in accordance with an applicable exemption. Any other plans or other entities whose assets include plan assets subject to ERISA or Section 4975 of the Internal Revenue Code proposing to acquire preferred securities should consult with their own counsel.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement among Midwest Banc Holdings, MBHI Capital Trust I and the underwriters listed on the table below for whom Howe Barnes Investments, Inc. is acting as representative, the underwriters have severally agreed to purchase from MBHI Capital Trust I an aggregate of 1,000,000 preferred securities in the amounts set forth below opposite their respective names.

                                                                     NUMBER OF
                        UNDERWRITERS                            PREFERRED SECURITIES
                        ------------                            --------------------
Howe Barnes Investments, Inc................................

                                                                     ---------
     Total..................................................         1,000,000
                                                                     =========

     The underwriting agreement requires the underwriters to accept and pay for all of the preferred securities if any are purchased. In addition, the underwriting agreement requires that certain conditions must be satisfied on the part of Midwest Banc Holdings and MBHI Capital Trust I before the underwriters are obligated to purchase the preferred securities. These conditions include the accuracy of specific representations and warranties and the receipt of opinions of counsel and reports from accountants as to certain matters relating to Midwest Banc Holdings, MBHI Capital Trust I and the preferred securities.

     The table below shows the price and proceeds on a per security and aggregate basis.

                                                                PER PREFERRED SECURITY       TOTAL
                                                                ----------------------       -----
Price to Investors..........................................             $25              $25,000,000
Proceeds to MBHI Capital Trust I............................              25               25,000,000
Underwriting Commissions....................................
Proceeds to Midwest Banc Holdings...........................

     All of the proceeds to MBHI Capital Trust I will be used to purchase the junior subordinated debentures from Midwest Banc Holdings. Midwest Banc Holdings
has agreed to pay the underwriters      % of the public offering price per
preferred security, as compensation for arranging the investment in the junior subordinated debentures.

     The underwriters propose to offer the preferred securities in part directly to the public at the initial public offering price set forth above, and in part to securities dealers at this price less a concession not in excess of $ per preferred security. The underwriters may allow, and the dealers may reallow, a concession not in excess of $ per preferred security to brokers and dealers. After the preferred securities are released for sale to the public, the offering price and other selling terms may from time to time be varied by the underwriters.

     Midwest Banc Holdings and MBHI Capital Trust I have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933. Generally, the indemnification provisions in the underwriting agreement provide for full indemnification of the underwriters in actions related to the disclosure in this prospectus unless such disclosure was provided by the underwriters specifically for use in this prospectus.

     In connection with the offering, the underwriters may purchase and sell the preferred securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the preferred securities. Syndicate short positions involve the sale by the underwriters of a greater number of securities than they agreed to purchase from Midwest Banc Holdings in the offering. The underwriters also may impose a penalty bid, which means the syndicate may reclaim selling concessions that had been allocated to syndicate members or other broker-dealers for preferred securities they were credited for selling in the offering if those securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     The underwriters have advised MBHI Capital Trust I that they do not intend to confirm any sales of preferred securities to any discretionary accounts. In connection with the offer and sale of the preferred securities, the underwriters will comply with Rule 2810 under the NASD Conduct Rules.

                                 LEGAL MATTERS

     Legal matters, including matters relating to federal income tax considerations, for Midwest Banc Holdings and the trust will be passed upon by Vedder, Price, Kaufman & Kammholz, Chicago, Illinois, counsel to Midwest Banc Holdings and the trust. Certain legal matters will be passed upon for the underwriters by Chapman and Cutler, Chicago, Illinois. Vedder, Price, Kaufman & Kammholz and Chapman and Cutler will rely on the opinion of Richards, Layton & Finger, P.A. as to matters of Delaware law.

                         WHERE YOU CAN FIND INFORMATION

     This prospectus is a part of a Registration Statement on Form S-3 filed by Midwest Banc Holdings and the trust with the SEC under the Securities Act, with respect to the preferred securities, the debentures and the guarantee. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to Midwest Banc Holdings and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and documents incorporated by reference. Statements contained in this prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

     We file periodic reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also inspect and copy these materials at the public reference facilities of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 75 Park Place, Room 1400, New York, New York 10007. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

     The trust is not currently subject to the information reporting requirements of the Securities Exchange Act of 1934 and although the trust will become subject to such requirements upon the effectiveness of the registration statement, it is not expected that the trust will be required to file separate reports under the Securities Exchange Act.

     Each holder of the trust securities will receive a copy of our annual report at the same time as we furnish the annual report to the holders of our common stock.

                                    EXPERTS

     The consolidated financial statements of Midwest Banc Holdings and its subsidiaries as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, are incorporated herein by reference to our Annual Report on Form 10-K for the year ended

December 31, 1999. These consolidated financial statements have been incorporated herein by reference in reliance upon the report of Crowe, Chizek and Company LLP, independent certified public accountants, which is incorporated herein by reference, and upon the authority of that firm as experts in accounting and auditing.

                      DOCUMENTS INCORPORATED BY REFERENCE

     We "incorporate by reference" into this prospectus the information in documents we file with the SEC, which means that we can disclose important information to you through those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference and some information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below:

     (a) our Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed with the SEC on March 30, 2000;

     (b) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed with the SEC on May 8, 2000;

     (c) our Current Report on Form 8-K dated May 3, 2000 filed with the SEC on May 9, 2000; and

     (d) our Proxy Statement dated March 29, 2000 and filed with the SEC on March 29, 2000.

     We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that all of the securities offered in this prospectus are sold.

     You may request a copy of these filings at no cost by contacting us at the following address:
                          Midwest Banc Holdings, Inc.
                             501 West North Avenue
                          Melrose Park, Illinois 60160
                            Attn: Edward H. Sibbald
                                 (708) 865-1053

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         1,000,000 PREFERRED SECURITIES

                              MBHI CAPITAL TRUST I

                       % CUMULATIVE PREFERRED SECURITIES

                     FULLY, IRREVOCABLY AND UNCONDITIONALLY
                     GUARANTEED ON A SUBORDINATED BASIS BY

                      [MIDWEST BANC HOLDINGS, INC.] [LOGO]

                        -------------------------------

                                   PROSPECTUS
                        -------------------------------

                         HOWE BARNES INVESTMENTS, INC.

                              ______________, 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All amounts shown are estimates, except the SEC registration fee and the NASD and the American Stock Exchange filing fees:

SEC registration fee........................................    $  6,600
NASD filing fee.............................................       3,000
American Stock Exchange listing fee.........................      10,000
Trustees' fees..............................................      10,000
Printing and mailing expenses...............................      35,000
Fees and expenses of counsel................................     100,000
Accounting and related expenses.............................      30,000
Blue Sky fees and expenses..................................       2,500
Miscellaneous...............................................       2,900
                                                                --------
     Total..................................................    $200,000
                                                                ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     In accordance with the Delaware General Corporation Law, Sections 11 and 13 of Midwest Banc Holdings' Certificate of Incorporation provide as follows:

          Section 11. The corporation shall, to the full extent permitted by
     Section 145 of the Delaware General Corporation Law, as amended from time to time, indemnify all persons who it may indemnify pursuant thereto.

          Section 13. No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that this provision shall not eliminate or limit the liability of a director (i) for any breach of a director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction for which the director derived an improper personal benefit.

     Additional provisions regarding indemnification are included in the Company's By-laws. Article VIII of Midwest Banc Holdings' Bylaws provides as follows:

          Section 8.1 Indemnification. The Corporation shall indemnify, to the full extent that it shall have the power under the Delaware General Corporation Law to do so and in a manner permitted by such law, any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liabilities and expenses reasonably incurred or paid by such person in connection with such action, suit or proceeding. The words "liabilities" and "expenses" shall include, without limitations: liabilities, losses, damages, judgments, fines, penalties, amounts paid in settlement, expenses, attorneys' fees and costs. Expenses incurred in defending a civil, criminal, administrative, investigative or other action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding in accordance with the provisions of Section 145 of the Delaware General Corporation Law, as amended.

          The indemnification and advancement of expenses provided by this By-law shall not be deemed exclusive of any other rights to which any person indemnified may be entitled under any by-law, statute, agreement, vote of stockholders, or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be such director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

          The Corporation may purchase and maintain insurance on behalf of any person referred to in the preceding paragraph against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this By-law or otherwise.

          For purposes of this By-law, reference to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation, as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this By-law with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

          The provisions of this By-law shall be deemed to be a contract between the Corporation and each director, officer, employee and agent who serves in any such capacity at any time while this By-law and the relevant provisions of the Delaware General Corporation Law, as amended, or other applicable law, if any, are in effect, and any repeal or modification of any such law or of this By-law shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon such state of facts.

          For purposes of this By-law, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to any employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the best interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner not opposed to the best interests of the Corporation.

     Midwest Banc Holdings also carries Directors' and Officers' liability insurance in the amount of $10 million.

     The Amended and Restated Trust Agreement will provide for indemnification of the Delaware Trustee and each of the administrative trustees by Midwest Banc Holdings against any loss, damage, claims, liability, penalty or expense of any kind incurred by the trustees in connection with the performance of their duties or powers under the agreement in a manner reasonably believed by the trustee to be within the scope of its authority under the agreement, except that none of these trustees will be so indemnified for any loss, damage or claim incurred by reason of such trustee's gross negligence, bad faith or willful misconduct. Similarly, the agreement provides for indemnification of the Property Trustee except that the Property Trustee is not indemnified from liability for its own negligent action, negligent failure to act or willful misconduct. Under the agreement, Midwest Banc Holdings agrees to advance those expenses incurred by any trustee in defending any such claim, demand, action, suit or proceeding.

ITEM 16. EXHIBITS.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  1.1     Form of Underwriting Agreement for Preferred Securities.*
  4.1     Form of Indenture.
  4.2     Form of Junior Subordinated Debenture (included as an
          exhibit to Exhibit 4.1).
  4.3     Certificate of Trust.
  4.4     Trust Agreement.
  4.5     Form of Amended and Restated Trust Agreement.
  4.6     Form of Preferred Securities Certificate (included as an
          exhibit to Exhibit 4.5).
  4.7     Form of Preferred Securities Guarantee Agreement.
  4.8     Form of Agreement as to Expenses and Liabilities (included as an exhibit to Exhibit 4.5).
  5.1     Opinion of Vedder, Price, Kaufman & Kammholz.
  5.2     Opinion of Richards, Layton & Finger, P.A.
  8.1     Opinion of Vedder, Price, Kaufman & Kammholz as to certain tax matters.
 12.1     Calculation of ratios of earnings to fixed charges.
 23.1     Consent of Crowe, Chizek and Company LLP.
 23.2     Consent of Vedder, Price, Kaufman & Kammholz (included in
          opinions filed as Exhibits 5.1 and 8.1).
 23.3     Consent of Richards, Layton & Finger, P.A. (included in
          opinion filed as Exhibit 5.2).
 24.1     Powers of Attorney (included as part of signature pages).
 25.1     Form T-1 Statement of Eligibility under the Trust Indenture
          Act of 1939, as amended, of Wilmington Trust Company, as
          trustee under the Indenture.
 25.2     Form T-1 Statement of Eligibility under the Trust Indenture
          Act of 1939, as amended, of Wilmington Trust Company, as
          trustee under the Trust Agreement.
 25.3     Form T-1 Statement of Eligibility under the Trust Indenture
          Act of 1939, as amended, of Wilmington Trust Company, as
          trustee under the Guarantee Agreement.

-------------------------
* To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     (b) The undersigned Registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer, or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, each Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (i) The undersigned registrants hereby undertake that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Midwest Banc Holdings, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melrose Park, State of Illinois, on May 8, 2000.

                                          MIDWEST BANC HOLDINGS, INC.

                                          By:      /s/ ROBERT L. WOODS
                                            ------------------------------------
                                              Robert L. Woods, President
                                              and Chief Executive Officer

                                          By:     /s/ EDWARD H. SIBBALD
                                            ------------------------------------
                                              Edward H. Sibbald, Senior Vice
                                              President
                                              and Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, the MBHI Capital Trust I certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melrose Park, State of Illinois, on May 8, 2000.

                                          MBHI CAPITAL TRUST I

                                          By: MIDWEST BANC HOLDINGS, INC.
                                              as Depositor

                                          By:      /s/ ROBERT L. WOODS
                                            ------------------------------------
                                              Robert L. Woods
                                              President and Chief Executive
                                              Officer

     Know all men by these presents, that each person whose signature appears below constitutes and appoints Robert L. Woods and Edward H. Sibbald, and each of them, his or her true and lawful attorney-in-fact and agent, each with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities (including in his or her capacity as a director or officer of Midwest Banc Holdings, Inc.) to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on May 8, 2000.

                SIGNATURE                                                TITLE
                ---------                                                -----

            /s/ E. V. SILVERI                    Chairman of the Board
------------------------------------------
              E. V. Silveri

           /s/ ROBERT L. WOODS                   President, Chief Executive Officer and Director
------------------------------------------
             Robert L. Woods

          /s/ ANGELO A. DIPAOLO                  Director
------------------------------------------
            Angelo A. DiPaolo

             /s/ DANIEL NAGLE                    Director
------------------------------------------
               Daniel Nagle

             /s/ JOSEPH RIZZA                    Director
------------------------------------------
               Joseph Rizza

            /s/ LEROY PASASCO                    Director
------------------------------------------
              LeRoy Pasasco

           /s/ ROBERT D. SMALL                   Director
------------------------------------------
             Robert D. Small

              /s/ LEON WOLIN                     Director
------------------------------------------
                Leon Wolin

          /s/ EDWARD H. SIBBALD                  Senior Vice President and Chief Financial Officer
------------------------------------------
            Edward H. Sibbald

          /s/ DANIEL R. KADOLPH                  Vice President, Comptroller and Treasurer and Chief
------------------------------------------       Accounting Officer
            Daniel R. Kadolph

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
  1.1      Form of Underwriting Agreement for Preferred Securities.*
  4.1      Form of Indenture.
  4.2      Form of Junior Subordinated Debenture (included as an
           exhibit to Exhibit 4.1).
  4.3      Certificate of Trust.
  4.4      Trust Agreement.
  4.5      Form of Amended and Restated Trust Agreement.
  4.6      Form of Preferred Securities Certificate (included as an
           exhibit to Exhibit 4.5).
  4.7      Form of Preferred Securities Guarantee Agreement.
  4.8      Form of Agreement as to Expenses and Liabilities (included as an exhibit to Exhibit 4.5).
  5.1      Opinion of Vedder, Price, Kaufman & Kammholz.
  5.2      Opinion of Richards, Layton & Finger, P.A.
  8.1      Opinion of Vedder, Price, Kaufman & Kammholz as to certain tax matters.
 12.1      Calculation of ratios of earnings to fixed charges.
 23.1      Consent of Crowe, Chizek and Company LLP.
 23.2      Consent of Vedder, Price, Kaufman & Kammholz (included in
           opinions filed as Exhibits 5.1 and 8.1).
 23.3      Consent of Richards, Layton & Finger, P.A. (included in
           opinion filed as Exhibit 5.2).
 24.1      Powers of Attorney (included as part of signature pages).
 25.1      Form T-1 Statement of Eligibility under the Trust Indenture
           Act of 1939, as amended, of Wilmington Trust Company, as
           trustee under the Indenture.
 25.2      Form T-1 Statement of Eligibility under the Trust Indenture
           Act of 1939, as amended, of Wilmington Trust Company, as
           trustee under the Trust Agreement.
 25.3      Form T-1 Statement of Eligibility under the Trust Indenture
           Act of 1939, as amended, of Wilmington Trust Company, as
           trustee under the Guarantee Agreement.

-------------------------
* To be filed by amendment.